                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 1999


                    CENARGO INTERNATIONAL PLC
         (Translation of registrant's name into English)

                        Puttenham Priory
                            Puttenham
                         Surrey GU3 1AR
                         United Kingdom
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Cenargo International Plc ("Cenargo") purchased 100% of the outstanding share capital of Norse Irish Ferries Limited ("NIF"), a private company incorporated in the Isle of Man, on October 1, 1999. NIF operates freight and passenger ferry services in the Irish Sea market. Its fleet consists of two modern RoPax ferries on timecharters. NIF provides the only passenger and freight service between Liverpool (England) and Belfast (Northern Ireland).

    On October 22, 1999, Cenargo purchased Eaglescliffe Logistics Center ("Eaglescliffe"), a 114 acre multi-warehouse facility which Cenargo operates as its freight logistics center located in northeast England, from the Ministry of Defence of the United Kingdom.

    Cenargo closed these transactions following the successful consent solicitation of the holders of its 9 3/4% First Priority Ship Mortgage Notes due 2008 (the "Notes") that approved amendments to the Indenture pursuant to which the Notes were issued in order to allow Cenargo to apply funds held as collateral for the Notes to fund a portion of the purchase price of NIF and Eaglescliffe. Cenargo received consents from holders of more than 99% of the principal amount of its Notes to those amendments.

    On October 22, 1999, Cenargo applied the remainder of the funds held as collateral for the Notes to purchase two vessels, the RIVER LUNE and the SAGA MOON, which Cenargo had previously leased. These vessels are roll-on, roll-off ferries employed in the Company's Heysham to Dublin route. The two vessels, upon their acquisition, became part of the collateral securing the Notes. As a consequence of terminating the leases, Cenargo has reduced its total indebtedness.

                            Exhibits



NIF Purchase Agreement...................................A

Eaglescliffe Purchase Agreement..........................B

Consent Solicitation Documents

    Consent Solicitation Statement.......................C

    Supplement No. 1 to Consent Solicitation Statement...D

    Form of Consent......................................E

    Substitute Form W-9..................................F

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                    CENARGO INTERNATIONAL PLC
                          (registrant)




Dated:  November 10, 1999         By:  /s/  Michael Hendry
                                       ___________________
                                       Michael Hendry
                                       Chairman

                            Exhibit A



                        Date 16 July 1999




                GROVER STAR SHIPPING CORPORATION

                             - and -

                    CENARGO INTERNATIONAL PLC






                  _____________________________

                     AGREEMENT FOR THE SALE
                    AND PURCHASE OF SHARES OF
                   NORSE IRISH FERRIES LIMITED

                 _______________________________

                              INDEX
Clause                                                       Page

1   INTERPRETATION                                              1

2   AGREEMENT FOR SALE                                          3

3   CONDITIONS                                                  3

4   UNDERTAKINGS                                                5

5   CONSIDERATION                                               5

6   COMPLETION                                                  5

7   WARRANTIES                                                  7

8   LIMITATIONS ON THE SELLER'S LIABILITY                       8

9   TERMINATION                                                11

10  NON-COMPETITION                                            11

11  ANNOUNCEMENTS AND CONFIDENTIAL INFORMATION                 12

12  COSTS                                                      12

13  GENERAL                                                    13

14  ASSIGNMENT                                                 15

15  NOTICES                                                    15

16  GOVERNING LAW AND JURISDICTION                             15

17  CAPACITY AND AUTHORITY                                     16

SCHEDULE 1 INFORMATION ABOUT THE COMPANY                       17

SCHEDULE 2 WARRANTIES                                          18

SCHEDULE 3 ACTION PENDING COMPLETION                           22

SCHEDULE 4 TAX INDEMNITY                                       24

EXECUTION PAGE                                                 27

         THIS AGREEMENT is made on 16 July 1999

BETWEEN

(1) GROVER STAR SHIPPING CORPORATION, a company incorporated with limited liability in Liberia, whose administrative office is at 2nd Floor, Sir Walter Raleigh House, 48-5-The Esplanade, St. Helier, Jersey JE4 8NX (the "Seller"); and

(2) CENARGO INTERNATIONAL PLC, a company incorporated with limited liability in England, whose registered office is at Puttenham Priory, Puttenham, Surrey GU3 1AR registered number 01787672 (the "Buyer").

WHEREAS

(A) The Seller has agreed to sell and the Buyer has agreed to purchase the Sale Shares subject to the terms and conditions set out in this Agreement.

(B) In order to sell the Sale Shares to the Buyer, the Seller must comply with the pre-emption provisions set out in the Articles.

THE PARTIES AGREE as follows:

1      INTERPRETATION

1.1    In this Agreement:

       "A Sale Shares" means the 4,444,089 fully paid "A" ordinary shares of 1 pound sterling each in the capital of the Company to be sold by the Seller to the Buyer pursuant to this Agreement;

       "Accounts" means the audited financial statements of the Company as at, and for the accounting reference period ended on, the Accounts Date (including the directors' and auditor's reports thereon) initialed (for the purposes of identification only) by the Buyer's Solicitors and the Seller's Solicitors;

       "Accounts Date" means 31 December 1998;

       "Act" means the Isle of Man Companies Acts 1931-1993;

       "Agreement" means this agreement and includes the schedules hereto;

       "Agreed Form" means, in relation to any document, in a form signed for the purpose of identification by, or on behalf of, the parties to this Agreement;

       "Articles" means the articles of association of the Company as at the date of this Agreement;

       "B Sale Shares" means the 590,124 fully paid "B" ordinary shares of 1 pound sterling each in the capital of the Company to be sold by the Seller to the Buyer pursuant to the terms of the Offer Letter (as defined in Clause 2.2 below);

       "Business Day" means a day other than a Saturday or Sunday or public holiday in England and Wales;

       "Buyer's Solicitors" means Stephenson Harwood of One, St.
       Paul's Churchyard, London EC4M 8SH;

       "Company" means Norse Irish Ferries Limited, short details of which are set out in schedule 1;

       "Completion" means completion of the sale and purchase of the Sale Shares in accordance with Clause 6 of this Agreement;

       "Confidentiality Agreement" means the confidentiality agreement entered into on 2 March 1999 between the Buyer and Seller;

       "Consultancy Agreement" means the consultancy agreement between the Buyer and the Seller in the Agreed Form to be entered into on Completion;

       "Disclosure Letter" means the letter from the Seller to the Buyer in relation to the Warranties and the Tax
       Indemnity having the same date as this Agreement;

       "Encumbrance" means a mortgage, charge (whether fixed or floating), pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer and retention arrangement) having similar effect;

       "Escrow Account" means the account in the joint names of the Seller's Solicitors and the Buyer's Solicitors to be operated in accordance with the Escrow Letter;

       "Escrow Letter" means the letter in the Agreed Form from the Buyer's Solicitors and the Seller's Solicitors to the Buyer and the Seller to be entered into contemporaneously with the signing of this Agreement;

       "Interim Accounts Date" means 30 June 1999;

       "IOM Tax" and "IOM Taxation" have the meaning given in the Tax Indemnity;

       "IOM Tax Indemnity Claim" means a claim under the Tax
       Indemnity in respect of IOM Tax;

       "Relevant Claim" means a claim by the Buyer involving or relating to a breach of Clause 7.1;

       "Revenue Letter" has the meaning given to it in Clause
       6.3(a);

       "Sale Shares" means together the A Sale Shares and the B
       Sale Shares;

       "Seller's Auditors" means PricewaterhouseCoopers;

       "Seller's Solicitors" means Watson, Farley & Williams of
       15 Appold Street, London EC2A 2HB;

       "Tax Indemnity" means the tax indemnity between the Seller and the Buyer set out in schedule 4;

       "UK Tax" and "UK Taxation" have the meaning given in the Tax Indemnity;

       "UK Tax Indemnity Claim" means a claim under the Tax
       Indemnity in respect of UK Tax; and

       "Warranty" means a statement contained in schedule 2 and "Warranties" means all those statements.

1.2    In this Agreement, a reference to:

(a) a statutory provision includes a reference to the statutory provision as modified or enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision before the date of this Agreement;

(b) a person includes a reference to a body corporate, association or partnership;

(c) a person includes a reference to that person's legal personal representatives and successors; and

(d) a Clause, paragraph or schedule, unless the context otherwise requires, is a reference to a Clause or paragraph of or schedule to this Agreement.

1.3 The headings in this Agreement do not affect its interpretation

1.4 A reference in schedule 2 to a person's knowledge, information, belief or awareness is deemed to include knowledge, information, belief or awareness which the person would have after due and careful enquiry of the directors of the Company only.

2      AGREEMENT FOR SALE

2.1 Subject to other provisions of this Agreement, the Seller agrees to sell with full title guarantee and the Buyer agrees to buy the A Sale Shares, and each right attaching to the A Sale Shares at or after the date of Completion, free of any Encumbrance.

2.2 Within five Business Days following the signature of this Agreement the Buyer shall make an offer to purchase the B Sale Shares and the "B" ordinary shares held by the shareholders of the Company other than the Seller (the "Minority Shareholders") at a price of US$7.6869 per share on the terms of the offer letter in the Agreed Form (the "Offer Letter") to be sent by the Buyer to the Seller and immediately upon acceptance of such offer, serve a Transfer Notice as defined in, and in accordance with, the Articles and in the Agreed Form, in respect of the B Sale Shares to the directors of the Company, which notice shall include a Total Transfer Condition (as defined in the Articled) whereby the Minority Shareholders may not exercise their pre-emption rights to acquire less than all of the B Sale Shares.

3      CONDITIONS

3.1    The provisions of this Agreement (other than Clauses 1,
       3.1 to 3.6, 4, 5.2, 5.3, 9 and 11 to 17) are conditional
       upon:

   (a) the Minority Shareholders either:

       (i) not exercising their rights of pre-emption under the Articles so as to satisfy the Total Transfer

              Condition referred to in Clause 2.2 and Clause
              3.4(a); or

       (ii)   waiving all such rights as referred to in Clause
              3.4(b);

(b)    (i)    it being confirmed to the satisfaction of the Buyer
              that the Secretary of State for Trade and Industry does not intend to refer purchase of the Sale
              Shares contemplated hereunder or any part thereof to the Competition Commission ("CC"); or

       (ii) in the event of the purchase of the Sale Shares being referred to the CC, the Secretary of State for Trade and Industry confirming in terms acceptable to the Buyer that the purchase of the Sale Shares contemplated hereunder can proceed; and

(c) the holders of the Buyer's 9 3/4% first priority ship mortgage notes due 15 June 2008 (the "Notes") consenting to amendments to the Indenture for the Notes to allow the Buyer to use the proceeds of the sale of its vessels that had been mortgaged for the benefit of those holders to purchase the Sale Shares.

3.2 If the conditions set out in Clause 3.1(b) and (c) are not satisfied by 21 September 1999 (or the Seller terminates in accordance with the provisions of clause 3.3), the parties shall be relieved of their obligations under this Agreement and shall have no claim against each other in connection therewith except for any obligation or claim which either party may have in connection with any antecedent breach by either party of any provision of this Agreement or any breach of the Confidentiality Agreement.

3.3 The parties shall use all reasonable endeavors to procure that the conditions set out in Clause 3.1 are satisfied and shall keep each other notified of all matters which may affect the satisfaction of the conditions and procure that their respective solicitors will report to each other on a weekly basis as to the progress towards the satisfaction of those conditions. If it becomes apparent that it will not be possible for any of the conditions set out in Clause 3.1 above to be satisfied, the party becoming so aware will, immediately upon becoming so aware, give written notice to the other. Upon receiving such notice (or, if it is the party giving such notice, contemporaneously with the giving of such notice) the Seller shall be entitled to terminate this Agreement by written notice to the Buyer.

3.4    Without prejudice to Clause 3.3, the Seller shall:

(a) on the same date as the Seller gives a Transfer Notice under Clause 2.2, also give a Transfer Notice as defined in, and in accordance with, the Articles and in the Agreed Form, in respect of the A Sale Shares to the directors of the Company, which notice shall include a Total Transfer Condition (as defined in the Articles) whereby the Minority Shareholders may not exercise their pre-emption rights to acquire less than all of the A Sale Shares; and

(b)    notwithstanding Clause 3.4(a) and the terms of the Offer
       Letter, use its reasonable endeavors to obtain from each Minority Shareholder a waiver of its pre-emption rights under the Articles;

(c) notify the Buyer in writing immediately the condition set out in Clause 3.1 is satisfied.

3.5 Without prejudice to Clause 3.3, the Buyer shall on the day following signature of this Agreement commence the procedure for the solicitation of the holders of the Notes to the amendments to the Indenture described in Clause 3.1(c), including the circulation as soon as reasonably practicable to those holders of a consent solicitation statement, the terms of which will provide, amongst other things, for an original expiration of the solicitation period on no later than 27 August 1999.

3.6 If the conditions set out in Clause 3.1 (b) and (c) are satisfied by the date set out in clause 3.2 above, the Buyer shall immediately give written notice to the Seller. Within two Business Days of service on the Seller of such notice, the Seller shall procure that, for a period of five Business Days thereafter, the Buyer and its agents and representatives are (subject as set out below) given such reasonable access to the senior management, books and records of the Company so as to:

(a) verify the financial information in the Interim Accounts and shall provide management accounts for July and August 1999 (produced on a consistent basis with the Interim Accounts) and such management information as it has for September (provided that, whilst it shall give details of debtors outstanding for more than 60 days, the Seller shall not be required to disclose customer rates, discounts or volumes to the Buyer); and

(b)    review the Year 2000 compliance programme of the Company.

4      UNDERTAKINGS

       Between the execution of this Agreement and Completion the Seller shall comply with schedule 3 and shall procure that the Interim Accounts are audited as soon as reasonably practicable, and in any event by the end of the period referred to in Clause 3.5.

5      CONSIDERATION

5.1 The consideration for the sale of the A Sale Shares shall be the sum of US$34,161,268 (equivalent to US$7.6869 per A Sale Share) payable in cash by the Buyer on Completion (the "Consideration"). If Completion does not occur by 16 September 1999, the Consideration shall be increased by an amount of US$10,665.81 (equivalent to US$0.0024 per A Sale Share) for each day of delay from and including 16 September 1999 to and including the date of Completion save where such delay results solely from the failure to satisfy the condition set out in Clause 3.1(a) or to the extent that such delay results solely from the Seller's failure to comply with any material obligations under Clause 6.2 and the Buyer exercises its rights under Clause 6.5(b).

5.2 The Buyer shall, on the date of signature of this Agreement, pay into the Escrow Account a deposit of US$500,000 (the "Deposit"). The Deposit shall:

(a) if Completion occurs, reduce the amount otherwise payable into the Escrow Account in accordance with Clause 6.3(a)(and if the amount payable under that Clause is calculated to be less than US$500,000, the excess over the amount otherwise payable into the Escrow Account under that clause shall be paid to the Seller and shall reduce the amount otherwise payable by the Buyer to the Seller in accordance with Clause 6.3(b)); or

(b)    if Completion does not occur:

       (i) because the Buyer has terminated this Agreement in accordance with the provisions of Clause 9 or because the condition set out in Clause 3.1(a) has not been satisfied or because the Seller has failed to comply with any material obligation under Clause
              6.2 and the Buyer exercises its rights under Clause 6.5(c), be paid to the Buyer (together with all interest accrued thereon); or

       (ii)   for any other reason, be paid to the Seller
              (together with all interest accrued thereon).

5.3 On the signing of this Agreement, the Buyer and the Seller shall execute the Escrow Letter.

6      COMPLETION

6.1 Completion shall take place at the registered office of the Company (or such other place as the Seller shall determine) on 1 October 1999 (or, if the Buyer shall give not less than five Business Days notice to the Seller, on any Business Day in September 1999).

6.2    At Completion the Seller shall:

(a) deliver or cause to be delivered to the Buyer duly executed transfer(s) in respect of the Sale Shares in favour of the Buyer or as it shall in writing direct and the share certificate(s) for the Sale Shares;

(b) deliver or cause to be delivered to the Buyer the statutory and minute books, books of account, certificate of incorporation, company seal and other documents and records of or relating to the Company which are in the possession of the Seller or its advisers or agents;

(c) deliver to the Buyer a copy of the minutes of the meeting of the directors of the Seller authorising the execution and performance by the Seller of its obligations under this Agreement certified a true copy by a director of the Seller;

(d)    deliver to the Buyer:

       (i) a copy of a letter between Norse Management(UK) Limited ("NML") and the Company terminating the consultancy agreement entered into on 1 August 1997 without further liability to each other save as to fees accrued to the date of Completion and confirming that there are not other management, consultancy or other such agreements between NML and the Company nor any liability led by NML to the Company; and

       (ii)   a duly executed copy of the Consultancy Agreement.

(e) deliver to the Buyer a copy of the final invoice rendered by Capco Trust I.O.M. Limited ("Capco") to the Company for company secretarial services provided to the Company by Capco up to the date of Completion together with confirmation by Capco that the invoice has been paid in full by the Company and that there are not other management, consultancy or other such agreements between

       Capco and the Company nor any further liabilities owed by the Company to Capco;

(f) ensure that the persons nominated by the Buyer are duly appointed as additional directors of the Company;

(g) ensure that each of the present directors (other than Phillip Shepherd and Allister Mulligan) and secretary of the Company resigns from office and delivers a letter to the Company in the Agreed Form executed by him as a deed; and

(h) deliver to the Buyer a letter under seal confirming that there are no management, consultancy or other such agreements between the Company and the Seller other than the Consultancy Agreement nor any further liabilities owed by the Company to the Seller.

6.3    At Completion the Buyer shall:

(a) (if, prior to the date of Completion, the Seller has not produced to the Buyer a letter or other notification from the Inland Revenue (or an extract (certified by the Seller's Solicitors as being a true extract) of an agreement with the Inland Revenue and with a written confirmation from the Seller's Solicitors that there is nothing in the agreement that adversely affects the meaning of the extract) either:

       (i) accepting that the Company is resident in the Isle of Man; or

       (ii) confirming that the Inland Revenue will not seek to establish that the Company is resident in the United Kingdom; or

       (iii) accepting that there is no additional Tax liability on the Company, in each case for the period prior to the Accounts Date (such letter, notification or extract, the "Revenue Letter"), pay into the Escrow Account an amount equal to the US dollar equivalent as at the date of Completion (quoted by such bank in the City of London as the Seller shall determine as being its spot buying rate for US dollars with sterling at the close of business two Business Days prior to the date of Completion) of 450,000 pounds sterling;

(b) pay the balance of the Consideration to the Seller (or as the Seller directs in writing) by transfer of cleared funds on the day of transfer to such account as the Seller shall specify at least two Business Days prior to Completion;

(c) deliver to the Seller a duly executed copy of the Consultancy Agreement; and

(d) deliver to the Seller a copy of the minutes of the meeting of the directors of the Buyer authorising the execution and performance by the Buyer of its obligations under this Agreement certified a true copy by a director of the Buyer.

6.4 A party is not obliged to complete this Agreement unless the other party complies with all its obligations under Clause 6.

6.5 If Completion does not take place on the date set for Completion in Clause 6.1 because either party fails to comply with any of its obligations under this Clause 6, the other party may by notice to the defaulting party:

(a) proceed to Completion to the extent reasonably practicable but without prejudice to the parties' rights under this Agreement;

(b)    postpone Completion to a date not more than:

       (i) if the condition in Clause 3.1(a)(ii) is not satisfied, 80 days after the date on which the first of the Transfer Notices referred to in Clauses 2.2 and 3.4(a) was received by the Company;
              and

       (ii) in any event, shall be for a date no later than 14 days after the original date set for Completion; or

(c)    terminate this Agreement.

6.6 If a party postpones Completion to another date in accordance with Clause 6.5(b), the provisions of this Agreement apply as if that other date is the date set for Completion in Clause 6.1.

6.7    If a party terminates this Agreement pursuant to Clause
       6.5(c), each party's further rights and obligations cease immediately on termination, but termination does not affect the terminating party's accrued rights and obligations at the date of termination.

7      WARRANTIES

7.1    The Seller warrants to the Buyer in the terms of schedule
       2 at the date of this Agreement.

7.2 The Seller waives and may not enforce a right which it may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice supplied or given by the Company or a director, officer or employee of the Company for the purpose of assisting the Seller to make a representation, give a Warranty or prepare the Disclosure Letter.

7.3 No representation, warranty or undertaking is given by the Seller in this Agreement or otherwise as to the profitability of the Company following 30 June 1999 and the Seller shall have no liability in respect of any Relevant Claim to the extent that such claim derives from a reduction in such profitability following 30 June 1999.

8      LIMITATIONS ON THE SELLER'S LIABILITY

8.1 The Seller shall not be liable in respect of a Relevant Claim, UK Tax Indemnity Claim or IOM Tax Indemnity Claim, or a series of Relevant Claims, UK Tax Indemnity Claims or IOM Tax Indemnity Claims arising from the same fact or circumstance, unless and until the amount that would otherwise be recoverable from the Seller (but for this Clause 8.1) in respect of that Relevant Claim, UK Tax Indemnity Claim or IOM Tax Indemnity Claim, or the aggregate amount that would otherwise be recoverable from the Seller (but for this Clause 8.1) in respect of such series of Relevant Claims, UK Tax Indemnity Claims or IOM Tax Indemnity Claims, exceeds US$20,000.

8.2 The Seller shall not be liable in respect of a Relevant Claim or IOM Tax Indemnity Claim unless and until the amount that would otherwise be recoverable from the Seller (but for this Clause 8.2) in respect of that Relevant Claim or IOM Tax Indemnity Claim, when aggregated with any other amount or amounts recoverable in respect of other Relevant Claims or IOM Tax Indemnity Claims (excluding any amounts in respect of a Relevant Claim or IOM Tax Indemnity Claim for which the Seller has no liability because of Clause 8.1) exceeds US$300,000 and in the event that the aggregated amounts exceed US$300,000, the Seller shall be liable solely for the excess over such amount.

8.3    The Seller's total liability in respect of all Relevant
       Claims, IOM Tax Indemnity Claims and UK Tax Indemnity
       Claims is limited to the amount of US$38,697,492.

8.4 The Seller shall not be liable for a Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim unless the Buyer has given the Seller notice of the Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim, stating in reasonable detail the nature of the Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim and, if practicable, the amount claimed:

(a) in respect of a Relevant Claim in respect of a Warranty contained in paragraph 5 of schedule 2 or IOM Tax
       Indemnity Claim, on or before the date which is seven years from the date of Completion; and

(b)    in respect of another Relevant Claim, on or before 31
       March 2000.

8.5 The Seller shall be liable once only under the Warranties and the Tax Indemnity in respect of the same loss or liability arising from the same act or matter or thing.

8.6 The Seller shall be under no liability whatsoever in respect of any Relevant Claim, IOM Tax Indemnity Claim or
       UK Tax Indemnity Claim:

(a) to the extent that provision or allowance for the matter or liability which would otherwise give rise to the Relevant Claim, IOM Tax Indemnity Claim or UK Tax
       Indemnity Claim has been made in the Accounts or Interim
       Accounts;

(b) if and to the extent that any fact, matter or circumstance which renders any of the Warranties untrue or misleading or which causes them to be breached or which might result in a Relevant Claim, UK Tax Indemnity Claim or IOM Tax Indemnity Claim or possible Relevant Claim, UK Tax Indemnity Claim or IOM Tax Indemnity Claim has been fairly disclosed in the Disclosure Letter (provided that, in relation to a UK Tax Indemnity Claim, nothing in this sub-clause 8.6(b) shall limit the Seller's liability under paragraph 2.1(iv) of the Tax Indemnity); or

(c) if and to the extent that a Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim arises wholly from or, having arisen, is increased as a result of, an act, omission or transaction carried out on or after Completion by the Company or the Buyer (or their respective directors, employees, agents or successors in title); or

(d) if and to the extent that a Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim arises wholly from or, having arisen, is increased as a result of, an act or omission compelled by law or as a result of the passing of an enactment or other government regulation with retrospective effect after Completion or the introduction of, or any changes in, or in the interpretation of, law or administrative practice after Completion; or

(e) if and to the extent that a Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim arises wholly from or, having arisen, is increased as a result of, an act or omission compelled by law or as a result of the passing of an enactment or other government regulation with retrospective effect after Completion or the introduction of, or any changes in, or in the interpretation of, law or administrative practice after Completion; or

(e)    if and to the extent that a Relevant Claim, IOM Tax
       Indemnity Claim or UK Tax Indemnity Claim arises or is increased as a result of a failure by the Buyer to comply with its obligations under Clause 8.14; or

(g) if and to the extent that the IOM Tax Indemnity Claim or UK Tax Indemnity Claim relates to Tax arising in the ordinary course of business of the Company after the Accounts Date; or

(h) if and to the extent that any Relief (except to the extent that it arises in respect of an Event occurring or period commencing after Completion) is available to the Company to set against or otherwise mitigate a IOM Tax Indemnity Claim or UK Tax Indemnity Claim.

8.7 If the Seller pays to the Buyer an amount pursuant to a Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim and the Buyer or the Company subsequently receives from a third party an amount or Relief which is referable to that claim, the Buyer shall (or, as appropriate, shall procure that the Company shall) pay to the Seller the amount received or the amount that the Buyer or the Company saves by utilisation of the Relief, less all reasonable expenses properly incurred by the Buyer or the Company in obtaining that payment and in recovering that amount from the third party or in obtaining such Relief and less any UK Tax or IOM Tax (together, "Tax") computed by reference to any amount recovered by the Buyer or the Company from such third party which is payable by the Buyer or the Company, or any Tax that would have been payable but for the use or set-off of any Relief, on the same basis as Tax is payable by the Company prior to Completion.

8.8 The Buyer waives any rights to which it is or may become entitled by virtue or in respect of any statement made by or on behalf of the Seller about any matter relating to the business or affairs of the Company or the sale of the Sale Shares or any matter connected with that sale unless that statement is set out or referred to in schedule 2 or the Tax Indemnity, provided that nothing in this Clause
       8.8 shall limit or exclude any liability for fraud.

8.9 If a Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim shall arise by reason of some liability which at the time that the Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim is notified to the Seller is contingent only, the Seller shall not be under any obligation to make any payment to the Buyer thereunder until such contingent liability ceases to be so contingent.

8.10 The Seller shall not be liable in respect of any Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim to the extent that the amount of such Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim would be recoverable from insurers if the policies of insurance effected by or for the benefit of the Company were maintained on no less favourable terms than those existing at the date hereof.

8.11 Nothing in this Clause 8 shall in any way restrict or limit the general obligation at law of the Buyer to mitigate, or procure, so far as it is able, that the Company mitigates, any loss or damage which it may suffer in consequence of any breach by the Seller of the terms of this Agreement or any fact, matter, event or circumstance giving rise to a Relevant Claim.

8.12 Subject to Clause 9, the sole remedy of the Buyer for any breach of any of the Warranties or any other breach of this Agreement by the Seller shall be in damages or by way of indemnity and the Buyer shall not be entitled to rescind this Agreement.

8.13 Subject to Clause 9, if the Buyer becomes aware of any third party claim, potential claim, matter or event (a
       "third party claim") which might reasonably be expected to lead to:

(a) a Relevant Claim or IOM Tax Indemnity Claim being made (subject, in the case of Clauses 8.13(a)(iii) and (iv), to being fully indemnified to its reasonable satisfaction by the Seller against all reasonable out-of-pocket costs and expenses incurred by the Buyer or the Company) the Buyer:

       (i) shall procure that notice thereof is given to the Seller within 30 days of the Buyer or the Company becoming aware of such claim, potential claim, matter or event;

       (ii) shall not make (or, as appropriate, procure that the Company shall not make) any admission of liability, agreement or compromise with any person, body or authority in relation to such third party claim without the prior agreement of the Seller (not to be unreasonably withheld or delayed);

       (iii) shall take (or, as appropriate, procure that the Company shall take) such action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise or defend such third party claim or any adjudication in respect thereof provided that the Buyer shall not be required to take or to procure the Company to take nay action which in the opinion of the Buyer acting reasonably would materially damage or prejudice the business interests or goodwill of the Company or the Buyer, and

       (iv) if so required by the Seller in writing, shall ensure (or, as appropriate, procure that the Company shall ensure) that the Seller is placed in a position to take on or take over the conduct of all proceedings and/or negotiations of whatsoever nature arising in connection with the third party claim in question and provide (or, as appropriate, procure that the Company provides) such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of such proceedings and/or negotiations; and

(b)    a UK Tax Indemnity Claim being made, the Buyer shall:

       (i) procure that notice thereof is given to the Seller as soon as reasonably practicable and within 10 days of the Buyer or the Company becoming aware of such claim, potential claim, matter or event;

       (ii) shall not make (or, as appropriate, procure that the Company shall not make) any admission of liability, agreement or compromise with any person, body or authority in relation to such third party claim without the prior agreement of the Seller (not to be unreasonably withheld or delayed); and

       (iii) shall ensure (or, as appropriate, procure that the Company shall ensure) that the Seller is placed in a position to take on or take over (at the Seller's cost) the conduct of all proceedings and/or negotiations of whatsoever nature arising in connection with the third party claim in question and provide (or, as appropriate, procure that the Company provides) such information and assistance as the Seller may require in connection with the preparation for and conduct of such proceedings and/or negotiations.

8.14 Where the Company or the Buyer is entitled (whether by reason of insurance or payment discount or otherwise) to recover from some other person any sum in respect of Tax or any other liability, loss or damage which is the subject of a Relevant Claim, IOM Tax Indemnity Claim or UK Tax Indemnity Claim or for which such a claim could be made (and whether before or after the Seller has made payment hereunder), the Buyer shall (or, as appropriate, shall co-operate to procure that the Company shall):

(a) notify the Seller as soon as reasonably practicable and provide such information as the Seller may reasonably require relating to such liability or dispute and the steps taken or to be taken by the Buyer or the Company in connection with it;

(b) if so required by the Seller (subject to the Buyer being fully indemnified to its reasonable satisfaction by the Seller against all reasonable out-of-pocket costs and expenses incurred by the Buyer or the Company) and before seeking to enforce recovery of any amount from the Seller under this Agreement or the Tax Indemnity, first take all steps (whether by way of a claim against its insurers or otherwise including but without limitation proceedings) as the Seller may reasonably require to enforce such recovery; and

(c) keep the Seller informed of the progress of any action taken,

       and thereafter any claim against the Seller shall be limited (in addition to the limitations on the liability of the Seller referred to in this Clause) to the amount by which the loss or damage suffered by the Buyer or the Company as a result of such breach shall exceed the amount so recovered.

9      TERMINATION

9.1 If, before Completion, any breach of Clause 4 or of the Warranties comes to the notice of the Buyer (or anything occurs before Completion which, had it occurred on or before the date of this Agreement, would have constituted a breach of the Warranties) and the breach or notional breach would (or would notionally under the terms of this Agreement) entitle the Buyer to damages in excess of US$1,600,000, then the Buyer may elect to terminate this Agreement by giving notice in writing to the Seller to that effect at any time before Completion and neither party shall have any liability to the other under or in connection with this Agreement.

9.2 The Buyer shall notify the Seller as soon as reasonably practicable after becoming aware that it has the right to terminate this Agreement.

9.3 If, notwithstanding being entitled to terminate this Agreement under Clause 9.1, the Buyer proceeds to Completion, the Buyer shall be treated as having waived its rights to claim damages for any breach or notional breach of the Warranties referred to in Clause 9.1.

10     NON-COMPETITION

10.1 In this Clause 10, the following expressions have the following meanings:

       "Prohibited Business"      the ferry business carried on
                                  by the Company at the date of
                                  this Agreement and any other
                                  ferry business in the
                                  Territory; and

       "Territory"                the Irish Sea.

10.2 The Seller undertakes to the Buyer that it will not directly or indirectly on its own account or on account of any other person and whether as principal, shareholder or partner within the Territory during the period of three years after Completion carry on or be concerned or interested or engaged (except as a shareholder in a public listed company holding not more than five per cent of the share capital of any class or such public company) in (i) any business competing with the Prohibited Business or
       (ii) the setting up of any business which would compete with the Prohibited Business.

10.3 The restrictions contained in Clause 10.2 are considered reasonable by the parties and are intended to be separate and severable. If any of those restrictions are held void, but would be valid if part of the wording were deleted, such restrictions shall apply with such deletion and/or amendment as maybe necessary to make it valid and effective.

11     ANNOUNCEMENTS AND CONFIDENTIAL INFORMATION

11.1 Subject to Clause 11.2, neither party may, before or after Completion, make or send a public announcement, communication or circular concerning the transactions referred to in this Agreement unless it has first obtained the other party's written consent.

11.2   Clause 11.1 does not apply to:

(a)    the Transfer Notices;

(b)    any announcement by the Seller and the Buyer in the Agreed
       Form to employees of the Company;

(c)    an announcement by the Seller and the Buyer in the Agreed
       Form to the press;

(d) a public announcement, communication or circular required by law or a regulation of a stock exchange, if the party required to make or send it has, if practicable, first consulted and taken into account the reasonable requirements of the other party; or

(e)    the Offer Letter.

11.3 Each party (the "defaulting party") shall be liable for and shall indemnify the other party (the "non-defaulting party") upon demand for:

(a)    any breach of the provisions of the Confidentiality
       Agreement by the defaulting party or any of its directors, officers, employees, agents or advisers (and the non-defaulting party shall be entitled to damages for each such breach); and

(b) all costs, charges and expenses which the non-defaulting party incurs in relation to any breach by the defaulting party, its directors, officers, agents or advisers of the provisions of the Confidentiality Agreement.

11.4 Each party further agrees that in relation to any breach of clause 1.1 of the Confidentiality Agreement by the other party or any of its directors, officers, employees, agents or advisers, damages may not be an adequate remedy and that the non-defaulting party shall be entitled to immediate injunctive relief (without prejudice to or limitation of any other rights available to the non-defaulting party whether at law or equity) and the parties agree not to object to the granting of injunctive relief without proof of damage.

12     COSTS

       Except as specifically set out in this Agreement, each party shall pay its own costs relating to the negotiation, preparation, execution and performance of this Agreement and of each document referred to herein.

13     GENERAL

13.1 A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

13.2 The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

13.3 Subject as expressly provided in this Agreement, the Buyer's rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

13.4 Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

13.5 Following Completion, on receiving the other party's reasonable request:

(a) a party shall (at the cost of the requesting party) do and execute, or arrange for the doing and executing of each act, document and thing necessary to implement this Agreement; and

(b) the Seller (at the Buyer's cost save where such information should have been provided to the Buyer pursuant to Clause 6.2) shall give to the Buyer all information it possesses or to which it has access relating to the Company's business which is relevant to the on-going business of the Company and allow the Buyer to copy any document containing that information unless such information is required by the buyer in relation to litigation involving the Seller, in which circumstances the provision of information to the buyer shall be governed by the law of the relevant jurisdiction.

13.6 The Seller or its duly authorised agents shall at the Company's reasonable cost and expense prepare any accounts and/or tax returns required to be prepared in respect of the Company for all accounting periods ended prior to Completion to the extent that the same shall not have been prepared before Completion.

13.7 The parties shall procure that the Company shall cause the returns mentioned in Clause 13.6 to be authorised, signed and submitted to the appropriate authority without amendment or with such amendments as the Seller shall reasonably agree, and each of the parties shall, so far as it is able, procure that the Company shall, at the relevant person's sole cost and expense, give the Seller or its agents such assistance as may be required to agree those returns with the appropriate authorities.

13.8   Time is of the essence in relation to this Agreement.

13.9 This Agreement and the Confidentiality Agreement (and the documents referred to in this Agreement) constitute the entire agreement between the parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the parties relating to these transactions. Each of the parties acknowledges that in agreeing to enter into this Agreement it has not relied on any representation, warranty, collateral contract or other assurance (except those set out in this Agreement) made by or on behalf of any other party before the signature of this Agreement. Each of the parties waives all rights and remedies which, but for this Clause 13.9, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance, provided that nothing in this Clause 13.9 shall limit or exclude any liability for fraud.

14     ASSIGNMENT

14.1 A party may not assign or transfer or purport to assign or transfer any of its rights or obligations under this Agreement save that the Buyer may assign any of its rights or obligations under this Agreement to a wholly owned subsidiary of the Buyer (a "100% Subsidiary") provided that if and when the 100% Subsidiary ceases to be a wholly owned subsidiary of the Buyer, then it shall cease to have any rights under this Agreement.

14.2 In the event that the Buyer assigns any of its rights or obligations to a 100% Subsidiary, then:

(a) the Buyer unconditionally and irrevocably as primary obligor:

       (i) guarantees by way of continuing guarantee to the Seller the due performance by the 100% Subsidiary of its all obligations under or pursuant to this Agreement; and

       (ii) agrees that if and each time the 100% Subsidiary fails after proper demands have been made to make any payment to the Seller when it is due under or pursuant to this Agreement, the Buyer shall within 7 days of such demand being made of it pay that amount to the Seller;

(b) each payment to be made by the Buyer under this Clause shall be made in the currency in which the relevant amount is payable by the 100% Subsidiary; and

(c) the Buyer's obligations under this Clause 14 shall not be affected by any matter or thing which but for this provision might operate to affect or prejudice those obligations, including without limitation:

       (i) any time or indulgence granted to, or composition with, the 100% Subsidiary or any other person;

       (ii) the taking, variation, renewal or release of, or neglect to perfect or enforce the Agreement or any right, guarantee, remedy or security from or against either the 100% Subsidiary or any other person.

15     NOTICES

15.1 A notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally or sent by air mail or by fax to the party due to receive the notice or communication, in the case of each party, at its address set out at the head of this Agreement, or, in each case, such other address specified by that party by written notice to the other.

15.2 In the absence of evidence of earlier receipt, a notice or other communication is deemed given:

(a) if delivered personally, when left at the address referred to in Clause 15.1;

(b) if sent by first class prepaid mail, 2 days after posting it; and

(c)    if sent by fax, on completion of its transmission.

16     GOVERNING LAW AND JURISDICTION

16.1   This Agreement is governed by English law.

16.2 The courts of England have exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement (respectively, "Proceedings" and "Disputes") and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.

16.3 Each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum.

17     CAPACITY AND AUTHORITY

       The Buyer represents and warrants to the Seller that:

(a)    Rights, power, authority and action

       The Buyer has the right, power and authority and has taken all action necessary to execute and deliver, and to exercise its rights and perform its obligations under, this Agreement and each document to be executed at or before Completion.

(b)    Binding agreements

       The Buyer's obligations under this Agreement and each document to be executed at or before Completion are, or when the relevant document is executed will be, enforceable in accordance with their terms.

(c)    Incorporation and existence

       The Buyer is a limited company incorporated under English law and has been in continuous existence since incorporation.

IN WITNESS whereof this Agreement has been executed by or on behalf of the parties the day and year first above written.

                           SCHEDULE 1

                  INFORMATION ABOUT THE COMPANY


1.     Date of incorporation:          16 August 1991

2.     Place of incorporation:         Isle of Man

3.     Address of registered office:   Capco House
                                       31-37 North Quay
                                       Douglas
                                       Isle of Man

4.     Type of company:                Private company limited by
                                       shares

5.     Authorised share capital:       5,500,000 "A" ordinary
                                       shares
                                       4,500,000 "B" ordinary
                                       shares

6.     Issued shared capital:          4,444,089 "A" ordinary
                                       shares
                                       627,124 "B" ordinary
                                       shares

7.     Percentage owned by the         99.27%
       Seller:                         4,444,089 "A" ordinary
                                       shares (100%)
                                       590,124 "B" ordinary
                                       shares (94.1%)

8.     Directors:                      Haydn Brickell
                                       David Capps
                                       David Cooil
                                       Ruth Douthwaite
                                       Allister Mulligan
                                       Phillip Shepherd

9.     Secretary:                      Haydn Brickell
       Assistant Secretary:            Ruth Douthwaite

10.    Accounting reference date:      31 December

11.    Auditors:                       PricewaterhouseCoopers

                           SCHEDULE 2

                           WARRANTIES

1      CAPACITY AND AUTHORITY

(a) Incorporation and existence. The Seller is a limited company incorporated under Liberian law and has been in continuous existence since incorporation.

(b)    Rights, power, authority and action:

       (i) The Seller has the right, power and authority and has taken all action necessary to execute and deliver, and to exercise its rights and perform its obligations under, this Agreement and each document to be executed at or before Completion.

       (ii) The Company has the right, power and authority to conduce its business as conducted at the date of this agreement.

(c) Binding agreements. The Seller's obligations under this Agreement and each document to be executed at or before Completion are, or when the relevant document is executed will be, enforceable in accordance with their terms.

2      SHARES AND THE COMPANY

(a)    The Sale Shares:

       (i) The Seller is the legal and beneficial owner of the Sale Shares.

       (ii) The Seller has no interest, right or claim howsoever arising over any of the issued shares capital of the Company other than the Sale Shares.

       (iii) The Sale Shares comprise 99.27% of the issued share capital of the Company, have been properly allotted and issued and are fully paid or credited as fully paid.

       (iv) There is no Encumbrance, and there is no agreement, arrangement or obligation to create or give an Encumbrance, in relation to any of the Sale Shares or unissued shares in the capital of the Company. No person has claimed to be entitled to an Encumbrance in relation to any of the Sale Shares.

       (v) Other than this Agreement, there is not agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of the Company (including, without limitation, an option or right of pre-emption or conversion).

   (b) The Company

       (i) The Company has no interest in, nor has it agreed to acquire an interest in, any corporate body.

       (ii) The Company has not has, since incorporation, any subsidiary other than Northern Sound Shipping
              Company Limited (wherever incorporated).

3      ACCOUNTS AND FINANCIAL MATTERS

(a)    The Accounts and the Interim Accounts:

       (i) comply with the requirements of the Act, all other relevant legislation and all Statements of Standard Accounting Practice and Financial Reporting Standards published by the Accounting Standards Board in the United Kingdom which were current at the dates of the reports of the auditors on the Accounts and all other United Kingdom legislation and regulations applicable thereto;

       (ii) have been prepared under the historical cost convention (or otherwise on such recognised and consistent basis as is set out in the Accounts) and on the same basis and in accordance with the same accounting policies as the corresponding accounts for the preceding three financial years and that each of such financial years was for a period of 12 months;

       (iii) give a true and fair view of the state of affairs of the Company as at the Accounts Date and the Interim Accounts Date respectively and of the results of the Company for the financial year of the Company ended on the Accounts Date and the six months ended on the Interim Accounts Date respectively;

       (iv) get out all the assets and make provision for (or contain a note in accordance with good accounting practice respecting) all liabilities (whether actual, disputed, deferred or contingent, liquidated or unliquidated) (including IOM Taxation and bad and doubtful debt) and all outstanding capital commitments of the Company at the Accounts Date and the Interim Accounts Date respectively; and

       (v) are not affected by any unusual or non-recurring item or by any factor rendering the profits or net assets contained or referred to therein unusually high or low.

(b) The books and records of the Company have been properly written up and accurately presented and reflect in accordance with generally accepted accounting principles and standards and transactions entered into by the Company or to which the Company has been a party.

(c) Since the Interim Accounts Date the Company has operated its business in the way it has been conducted prior to the Interim Accounts Date and taking into account the future requirements of its business and, save as disclosed in the Disclosure Letter, has not done any of the matters listed in paragraphs 1 to 10 and 13 of Schedule 3.

4      ASSETS

(a) Title. Each asset owned or acquired by the Company as at the Interim Accounts Date is:

       (i) legally and beneficially owned by the Company free form any Encumbrance; and

       (ii) where capable of possession, in the possession or under the control of the Company,

       and no such asset of material importance to the business or operations of the Company is subject to any option, right of pre-emption or factoring arrangements.

(b) Hire purchase and leased assets. The Company is not a party to, or liable under, a lease or hire, hire purchase, credit sale or conditional sale agreement.

(c) Real Property. The Company does not own, use or occupy any land or premises the value of which or the actual or contingent liabilities in respect of which are material to it. There are no contingent liabilities on the part of the Company (including liabilities by privity of contract whether as tenant or surety) in respect of premises which have been disposed of. There are not outstanding notices, complaints or disputes which are material in any respect with any person or authority (including neighbouring owners or occupiers) concerning any premises used by the Company or the use of such premises.

(d)    Vessels.

       (i) So far as the Seller is aware, the m.v. "MERSEY VIKING" is owned by Visentini Francesco Trasporti Fluvio Marittimi and bare boat chartered to Levantina Transporti S.R.L. Bari ("Levantina"), the m.v. "LAGAN VIKING" (together with the m.v. "MERSEY VIKING", the "Vessels") is owned by Levantina and each Vessel is registered on the Italian flag.

       (ii) Neither of the Vessels has been off-hire or otherwise incapable of service for longer than twelve hours in the twelve month period on the Interim Accounts Date.

       (iii) The Vessels have performed substantially in accordance with the purposed and performance criteria set out in the Charters.

       (iv) Each of the Vessels have been let on time charter to the Company on the terms of the charterparties disclosed pursuant to the Disclosure Letter (together, the "Charters"). Each of the Charters was validly entered into by the Company (and, so far as the Seller is aware, the counterparty) is, so far as the Seller is aware, valid and binding in all respects and neither party is in default thereunder. There are not material claims outstanding relating to either of the Charters.

       (v)    Each of the Vessels is entered with the Skuld P&I
              Club in both protection and indemnity classes.

5      EMPLOYEES

(a) The persons whose names and details are set out in the list annexed to the Disclosure Letter are all the employees of the Company. No changes have been made to the terms of employment of such employees since 1 March 1999 and, since that date, none of such employees has been paid, or become entitled to be paid, any bonus or payment in the nature of a bonus by the Company.

(b) No employee of the Company employed in a managerial or executive capacity has given, or has given, notice of termination of his employment which is outstanding.

 6     LIABILITIES

(a) Indebtedness. Except as disclosed in the Disclosure Letter, the Company does not have outstanding and has not agreed to create or incur, loan capital, borrowing or indebtedness in the nature of borrowing, including, without limitation, a bank overdraft, a liability under an acceptance (other than a normal trade bill) and an acceptance credit.

(b)    Guarantees and indemnities.

       (i) The Company is not a party to or liable (including, without limitation, contingently) under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person's obligation except as disclosed in the Disclosure Letter.

       (ii) No part of the loan capital, borrowing or indebtedness in the nature of borrowing of the Company is dependent on the guarantee or indemnity of, or security provided by another person except as disclosed in the Disclosure Letter.

(c) Event of default. No event has occurred or been alleged which:

       (i) constitutes an event of default, or otherwise gives rise to an obligation to repay, under an agreement relating to borrowing or indebtedness in the nature of borrowing (or will do so with the giving of notice or lapse of time or both); or

       (ii) will lead to an Encumbrance being constituted or created in connection with borrowing or indebtedness in the nature of borrowing, a guarantee, an indemnity or other obligation of the Company becoming enforceable (or will do so with the giving of notice or lapse of time or both).

7      LITIGATION AND COMPLIANCE WITH LAW

(a)    Litigation

       (i) Neither the Company nor any person for whose acts or defaults the Company may be vicariously liable is involved, or has during the two years ending on the date of this Agreement been involved, in a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction which has not been the subject of a legally binding and full settlement. No written notice has been received by the Seller or the Company that any civil, criminal, arbitration, administrative or other proceeding in any jurisdiction is pending or threatened by or against the Company or a person for whose acts or defaults the Company may be vicariously liable.

       (ii) So far as the Seller is aware, no fact or circumstance exists which might give rise to a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction involving the Company or a person for whose acts or defaults the Company may be vicariously liable.

       (iii) So far as the Seller is aware, no judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency in any jurisdiction against the Company or a person for whose acts or defaults the Company may be vicariously liable is outstanding.

(b) Compliance with law. The Company has conducted its business and dealt with its assets in all material respects in accordance with all applicable legal and administrative requirements in the United Kingdom or the Isle of Man, including without limitation, all legislation relating to environmental matters.

(c) Investigations. No written notice has been received by the Seller or the Seller or the Company of any governmental or other investigation, enquiry or disciplinary proceeding concerning the Company in any jurisdiction or that any is pending or threatened and the Seller has not received written notice that such investigation, enquiry or proceeding is pending or threatened. No written notice has been received by the Seller or the Company of any fact or circumstance reasonable likely to give rise to an investigation, enquiry or proceeding of the type.

8      CONSTITUTION, REGISTERS AND RETURNS

(a) Constitution. The Company is operating and has always operated its business in all material respects in accordance with its constitutional documents at the relevant time.

(b) Returns etc. All material returns, particulars, resolutions and other documents required to be delivered by the Company to any governmental or other authority or agency have been properly prepared and delivered.

                           SCHEDULE 3

                    ACTION PENDING COMPLETION

The Seller shall ensure, so far as it is lawfully able, that the Company will operate its business in the way its has been conducted to the date of this Agreement and taking into account the future requirements of its business and in all material respects in compliance with applicable laws and regulations and, subject thereto, will not (save with the prior written consent of the Buyer, such consent not be unreasonable withheld or delayed):

1 create, allot, issue, acquire, repay or redeem any share or loan capital or agree, arrange or undertake to do nay of those things or acquire or agree to acquire, an interest in a corporate body;

2 acquire or dispose of, or agree to acquire or dispose of, an asset except in the ordinary course of business (being determined as such way as the business has been conducted to the date of this Agreement and taking into account the future requirements of its business) or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) except in the ordinary course of business (determined on the same basis as aforesaid);

3      declare, pay or make a dividend or distribution;

4      pass a shareholders' resolution;

5 create, or agree to create, an Encumbrance over an asset or redeem, or agree to redeem, an existing Encumbrance over an asset;

6 do or omit to do anything which would make any current policy of insurance taken out by the Company (a "Policy") void or voidable or might result in an increase in the premium payable under a Policy or prejudice the ability to effect equivalent insurance in the future;

7 enter into a material agreement, arrangement or obligation, and any agreement, arrangement or obligation of the chartering, purchase, building or leasing of a vessel (other than the chartering of a vessel to cover only the period of the non-availability or off-hire and related positioning and repositioning of either Vessel) shall be deemed material for the purposes of this Agreement;

8 amend or terminate a material agreement, arrangement or obligation to which it is a party;

9 amend, or agree to amend, the terms of its borrowing or indebtedness in the nature of borrowing or create, incur, or agree to create or incur, borrowing or indebtedness in the nature of borrowing (except pursuant to facilities disclosed in the Disclosure Letter where the borrowing or indebtedness in the nature of borrowing does not exceed the amount available to be drawn by the Company under those facilities);

10 give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another person's obligation;

11 start litigation or arbitration proceedings (other than the collection of debts);

12 compromise, settle, release, discharge or compound litigation or arbitration proceedings or a liability, claim, action, demand or dispute, or waive a right in relation to litigation or arbitration proceedings; or

13 enter into an agreement, arrangement or obligation in which the Seller, a director or former director of the Company or a person connected with any of them is interested; for this purpose, connected has the meaning given by section 839 of the United Kingdom Income and Corporation Taxes Act 1988, except that in construing section 839 'control' has the meaning given by section 840 or section 416 of that Act so that there is control whenever section 840 or 416 requires.

                           SCHEDULE 4

                          TAX INDEMNITY

1      INTERPRETATION

1.1    In this schedule 4:

       "Assessment" means a claim, assessment, notice, demand or other document issued or action taken by or on behalf of a Tax Authority by which the Company is liable or is sought to be another person (whether or not the payment is primarily payable by the Company and whether or not the Company has or may have a right of reimbursement against another person) or is denied or sought to be denied a Relief;

       "Event" means an event, act, transaction or omission, including, without limitation, a receipt or accrual of income or gains, distribution, failure to distribute, acquisition, disposal, transfer, payment, loan or advance;

       "IOM Tax" and "IOM Taxation" mean and form of taxation, levy, duty, charge, contribution or impost of whatever nature (including any related find, penalty, surcharge or interest) imposed by an IOM Tax Authority; and

       "IOM Tax Authority" and "IOM Taxation Authority" mean any local, municipal, governmental, state, federal or other fiscal, revenue, customs or excise authority, body or official in the Isle of Man;

       "Relief" means any loss, relief, allowance, exemption, set-off, deduction, right to repayment or credit or other relief of a similar nature granted by or available in relation to Tax pursuant to any legislation or otherwise;

       "UK Tax" and "UK Tax Taxation" mean any form of taxation, levy, duty, charge, contribution or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed by a UK Tax Authority; and

       "UK Tax Authority" and "UK Taxation Authority" mean any local, municipal, governmental, state federal or other fiscal, revenue, customers or excise authority, body or official in the United Kingdom (and together with an IOM Tax Authority, a "Tax Authority").

1.2 Reference to an Event included an Event deemed to have occurred for the purposes of any IOM Tax or UK Tax.

1.3 Reference to an Event on or before the Accounts Date includes:

(a) any combination of events only the first or some of which has or have taken place on or before the Accounts Date provided that any liability of the Seller in such circumstances will be limited to such proportion of the relevant liability for IOM Tax and/or UK Tax as is just and reasonable having regard to the cause or causes of the liability; and

(b) an Event which is deemed for the purposes of any IOM Tax and/or UK Tax to have occurred on or before the Accounts
       Dates.

1.4    In paragraph 2.1(b) "control" has the same meaning as in
       section 767A of the United Kingdom Income and Corporation
       Taxes Act 1988 and "controlled" is to be construed accordingly.

2      THE SELLER'S OBLIGATIONS

2.1    The Seller shall pay to the Buyer an amount equal to:

(a)    100% of the amount of the Company's liability for IOM Tax;
       and

(b) US$300,000 less than 100% of the amount of the Company's liability for UK Tax, in each case:

       (i) which arises in consequence of an Event occurring on or before the Accounts Date whether or not the IOM Tax or UK Tax is chargeable against or attributable to another person;

       (ii) which would have arisen in consequence of an Event occurring on or before the Accounts Date and which is not payable in consequence of the utilisation or set-off of some Relief where the Relief arises in respect of an Event occurring after the Accounts Date;

       (iii) arising in consequence of an Event occurring at any time and for which the Company is liable as a result of having at any time before the Accounts
              Date been controlled by an person; or

       (iv) which arises in consequence of the Company being regarded as resident in the UK or as having traded in the United Kingdom through a branch/permanent establishment, provided that the Seller's obligations under this Tax Indemnity in relation to UK Tax shall cease and determine on the production by the Seller of the Revenue Letter.

2.2 Any IOM Tax and/or UK Tax which would have been repaid but for the loss, reduction, set-off or cancellation of a right to repayment of IOM Tax and/or UK Tax in consequence of an Event occurring on or before the Accounts Date is for the purposes of paragraph 2.1(a) deemed to the IOM Tax and/or UK Tax for which the Company is liable and which arises in consequence of the Event.

2.3 The Seller shall pay to the Buyer an amount equal to 100% of the amount of any liability of the Company or to the amount of any liability of the Buyer for reasonable costs properly incurred by the Company or the Buyer in connection with a liability as mentioned in paragraph 2.1.

2.4 None of the following is regarded for the purposes of Clauses 8.6(c) or 8.6(g) as an Event which has occurred in the Company's ordinary course of trading:

(a) an Event giving rise to a liability under any legislation relating to tax avoidance;

(b)    a distribution;

(c) an acquisition, disposal or supply or deemed acquisition, disposal or supply of assets, goods, services or business facilities or any kind (including a loan of money or a letting, hiring or licensing of tangible or intangible property) for consideration which is treated for IOM Tax and/or UK Tax purposes as different from the actual consideration;

(d) an Event which results in the Company being liable for IOM tax and/or UK Tax for which it is not primarily liable;

(e) an Event in respect of which IOM Tax and/or UK arises as a result of the Company's failure to deduct or account for IOM Tax and/or UK Tax or pay IOM Tax and/or UK Tax when due; and

(f)    a disposal of capital assets.

2.5 The Seller's obligations under this schedule 4 are subject to the limitations on the Seller's liability under Clause
       8 as stated therein.

3      PAYMENTS FREE OF WITHHOLDING, ETC.

3.1 All payments made by the Seller under this Schedule 4 shall be made gross, free of any right of counterclaim or set-off and without deduction or withholding of any kind other than any deduction or withholding required by law.

3.2 If the Seller makes a deduction or withholding required by law from a payment under this schedule 4, the sum due from the Seller shall be increased to the extent necessary to ensure that, after the making of any deduction or withholding, the Buyer receives a sum equal to the sum it would have received has no deduction or withholding or withholding been made.

3.3 If a payment under paragraph 2 or 3.2 will be or has been subject to IOM Tax and/or UK Tax, the Seller shall on demand from the Buyer pay the Buyer the amount (after taking into account IOM Tax and/or UK Tax payable in respect to the amount) that will ensure that the Buyer receives and retains a net sum equal to the sum it would have received has the payment not been subject to IOM Tax and/or UK Tax.

3.4 If the Seller makes an increased payment pursuant to paragraph 3.2 or 3.3 in respect of which the Buyer obtains or is entitled to obtain a tax credit, the Buyer shall reimburse the Seller such amount as shall leave the Buyer in the same after-tax position as it would have been in had no such deduction or withholding been made.

4      DATE FOR PAYMENT AND INTEREST

4.1 If a liability for IOM Tax and/or UK Tax arises as mentioned in paragraphs 2.1(a), 2.1(b) or 2.1(c), the Seller shall pay to the Buyer the relevant amount in cleared funds on or before the date which is the later of the fifth Business Day before (i) the date on which the IOM Tax and/or UK Tax is finally payable or, (ii) in the case of a liability under paragraph 2.1(b), the date on which the IOM Tax and/or UK Tax would have been finally payable but for the utilisation or set-off of the Relief.

4.2 If a liability arises a mentioned in paragraphs 2.1(b) or 3.3, the Buyer shall notify the Seller of the amount payable.

4.3 If the Seller requests within 14 days starting on the day after delivery of the notice, the Buyer shall ensure that (at the Seller's cost) the Buyer's auditors (acting as experts and not as arbitrators) confirm the amount referred to in paragraph 4.2. This confirmation is (except for manifest error) conclusive and binding on the Seller.

4.4    If any sum due and payable by the Seller under this
       schedule 4 is not paid on the due date in accordance with the provisions hereof, the Seller shall in addition to that sum pay interest to the Buyer from the date for payment of the sum to and including the day of actual payment of the sum (or the next Business Day if the day of actual payment is not a Business Day). The interest accrues from day to day (before and after judgment) at the rate of 3% per year above the base rate of Barclays Bank plc (or if there is no base rate, at a similar rate reasonable selected by the Buyer).

                         EXECUTION PAGE


SIGNED by                              )
for an on behalf of                    )
GROVER STAR SHIPPING CORPORATION       )
in the presence of:                    )


Witness' signature:
Witness' name:
Witness' address:





SIGNED by                              )
for an on behalf of                    )
CENARGO INTERNATIONAL PLC              )
in the presence of:                    )


Witness' signature:
Witness' name:
Witness' address:

                            Exhibit B

             DATED                             1999





                 SECRETARY OF STATE FOR DEFENCE

                             - to -

                    CENARGO PROPERTY LIMITED






             _______________________________________

                            AGREEMENT
                    for sale and purchase of
                        RNSD EAGLESCLIFFE
                            CLEVELAND
             _______________________________________

                           PARTICULARS

COLUMN 1                     COLUMN 2

Date                                             1999

The Seller                   SECRETARY OF STATE FOR DEFENCE

The Buyer                    CENARGO PROPERTY LIMITED whose

                             registered office is Puttenham

                             Priory Puttenham Guildford Surrey

                             GU3 1AR (Company Registration Number

                             3080449)

The Property                 Royal Navy Spares Depot

                             Eaglescliffe Stockton-on-Tees more

                             particularly described in the form

                             of Transfer

The Price                    FIVE HUNDRED AND FIFTY FIVE THOUSAND

                             POUNDS (555,000 pound sterling)

The Completion Date                     1999

The Seller's Solicitors      BOND PEARCE of Bristol Bridge House

                             Red Cliff Street  Bristol BS1 6BJ

                             (Ref: 251483.3)

The Buyer's Solicitors       MESSRS D J FREEMAN of 1 Fetter Lane

                             London  EC4A 1BR (Ref: JNC)

The Deposit                  FIFTY FIVE THOUSAND FIVE HUNDRED

                             POUNDS (55,500 pounds sterling)

The Roots of Title           (a)  as to part a Conveyance dated

                                  1st day of May 1944 and made
                                  between Thomas Tyerman (1) the

                                  Minister of Aircraft Production

                                  (2)

                             (b)  as to part a Conveyance dated

                                  the 30th day of March 1948 and

                                  made between Bertie Thomas

                                  Grainge and Albert Edward

                                  Grainge (1) the Minister of

                                  Supply (2)

                             (c)  as to part a Conveyance dated

                                  the 17th day of July 1945 and

                                  made between Charles Henry

                                  Baker and William Scriven

                                  Blincoe (1) the Minister of

                                  Aircraft Production (2)

                             (d)  as to part a Conveyance dated

                                  the 29th day of September 1944

                                  and made between Henry James

                                  Hargraves (1) National

                                  Provincial Bank Limited (2) the

                                  Minister of Aircraft Production

                                  (3)

                             (e)  as to part a Conveyance dated

                                  the 1st day of March 1945 and

                                  made between Percy Edmund

                                  Atkinson (1) the Minister of

                                  Aircraft Production (2)

                             (f)  as to the remainder a

                                  Conveyance dated the 9th day of

                                  May 1944 made between The

                                  Eaglescliffe Chemical Company

                                  Limited (1) the Minster of

                                  Aircraft Production (2)

THIS AGREEMENT is made on the date first shown in the Particulars

BETWEEN the Seller (1) and the Buyer (2) respectively specified in the Particulars

WHEREBY IT IS AGREED as follows:-

1.      DEFINITIONS AND INTERPRETATION

        IN this Agreement:-

1.1     The words and expressions in Column 1 of the Particulars

        (meaning the details and description in the preceding

        pages which comprise part of this Agreement) shall

        (subject as herein provided) have the meanings

        respectively set against them in Column 2 of the

        Particulars

1.2     "the General Conditions"       means the Standard

                                       Conditions of Sale (Third

                                       Edition)

1.3     "the Form of Transfer"         means the draft Transfer

                                       annexed hereto

1.4     The following expressions shall have the following

        meanings:-

        "Acceptable Institution"       means any of:-

                                       (a)  an Authorised

                                            Institution within

                                            the meaning of the

                                            Banking Act 1987

                                       (b)  a Building Society

                                            registered with the

                                            Registrar of Friendly

                                            Societies

                                       (c)  an insurance company

                                            authorised pursuant

                                            to the Insurance

                                            Companies Act 1982

                                       (d)  any other institution

                                            which bona fide

                                            carries on the

                                            business of taking

                                            deposits and/or

                                            lending money

                                            (whether or not it

                                            carries on any other

                                            business) approved by

                                            the Seller (which
                                            approval shall not be

                                            unreasonably refused

                                            or delayed)

        "the Buyer's Radiological      means Entec UK Limited or

        Consultant"                    such other environmental

                                       consultant as the Buyer

                                       shall reasonably nominate

                                       and the Seller shall

                                       reasonably agree (such

                                       agreement not to be

                                       unreasonably withheld or

                                       delayed) and who is to

                                       fulfil the functions

                                       allotted to the Buyer's

                                       Radiological Consultant by

                                       this Agreement

        "the Consultants Appointment"  shall mean  the

                                       appointment of the

                                       Supervising Consultant

                                       made pursuant to clause

                                       18.2

        "the Consultant's Warranty"    means the warranty to be

                                       given to the Seller by the

                                       Supervising Consultant

                                       pursuant to clause 19.1

        "the Contractor's Warranty"    means the warranty to be

                                       given to the Seller by the

                                       Remediation Contractor

                                       pursuant to clause 19.2

        "the Remediation Contractor"   shall mean the engineering

                                       contractor from time to

                                       time appointed under the

                                       Remediation Contract

        "Cost Overrun Insurance"       shall mean insurance

                                       against the actual cost of

                                       Remediation exceeding the

                                       Buyer's estimate of such

                                       cost

        "Environmental Impairment      shall mean insurance

        Insurance"                     against any liability of

                                       the owner or occupier of

                                       the Property including the

                                       Buyer as previous owner or

                                       occupier of the Property

                                       and each part and against

                                       the cost and expense which

                                       such owners and occupiers

                                       may incur in consequence

                                       of the Property remaining
                                       contaminated after

                                       Practical Completion

        "Environmental Insurance"      shall mean both the Cost

                                       Overrun Insurance and the

                                       Environmental Impairment

                                       Insurance

        "Event of Insolvency"          means if the Buyer goes

                                       into liquidation (whether

                                       compulsory or voluntary)

                                       but not a voluntary

                                       winding up for the

                                       amalgamation or

                                       reconstruction of a

                                       solvent company; or if a

                                       receiver administrator or

                                       provisional liquidator is

                                       appointed; or if a

                                       voluntary arrangement or a

                                       scheme of arrangement is

                                       made

        "Funder"                       means any Acceptable

                                       Institution financing the

                                       purchase of the Property

                                       and/or the Remediation

                                       Retention which has
                                       entered into a Funder's

                                       Deed and has given written

                                       notice to the Seller that

                                       it is to be treated as a

                                       Funder for the purposes of

                                       this Agreement

        "Funders Deed"                 means a deed in the form

                                       annexed to this Agreement

                                       or a deed to a similar

                                       effect in such a form as

                                       any Funder shall

                                       reasonably require and the

                                       Seller shall approve (such

                                       approval not to be

                                       unreasonably withheld)

                                       PROVIDED THAT no such deed

                                       shall confer on the Funder

                                       a right to draw from the

                                       Remediation Account any

                                       greater sum than the Buyer

                                       is permitted to draw

                                       pursuant to the terms of

                                       this Agreement

        "Practical Completion"         means the Practical

                                       Completion of the

                                       Remediation Works under

                                       the Remediation Contract

                                       and references to "the

                                       date of Practical

                                       Completion " are to the

                                       date on which the

                                       Certificate of Practical

                                       Completion is issued by

                                       the Supervising Consultant

                                       under the Remediation

                                       Contract or the issue of

                                       such other evidence of

                                       Practical Completion

                                       having taken place as is

                                       contemplated by the

                                       Remediation Contract

        "Seller's Remediation Account  shall mean a charge in the

        Charge"                        form annexed

        "Remediation"                  the Remediation of the

                                       Property to the

                                       Remediation Standard and

                                       the appropriate sentencing

                                       and disposal of retrieved

                                       wastes having regard to

                                       the concentration of
                                       contaminants such

                                       remediation being

                                       performed in a manner

                                       which will ensure that all

                                       foreseeable doses of

                                       radiation received both

                                       during and following the

                                       remediation of the

                                       Property will be as low as

                                       reasonably practicable

        "the Remediation Account"      means the account to be

                                       kept pursuant to clause 20

        "the Remediation Contract"     shall mean the engineering

                                       contract from time to time

                                       in place under which

                                       Remediation is to be

                                       carried out

        "the Remediation Retention"    means the sum of 3,000,000

                                       pounds sterling to be

                                       placed in the Remediation

                                       Account pursuant to clause

                                       20.1 and such expression

                                       includes the balance from

                                       time to time on that

                                       account

        "the Remediation Standard"     The removal from the

                                       Property of radioactive

                                       contamination identified

                                       by the Supervising

                                       Consultant:-

                                       (i)  from those parts of

                                       the Property covered by

                                       buildings to the extent

                                       necessary to allow for the

                                       commercial use of those

                                       parts; and

                                       (ii) from all other parts

                                       of the Property to the

                                       extent necessary to allow

                                       for residential use and

                                       development of those parts

       "the Remediation Programme"     means a design and

                                       programme of works annexed

                                       hereto and the expression

                                       "the Remediation

                                       Programme" shall include

                                       such variations to the

                                       programme as may be

                                       proposed by the Buyer and

                                       agreed by the Seller (such
                                       agreement not to be

                                       unreasonably withheld or

                                       delayed)

       "the Remediation Works"         means the works to be

                                       carried out at the

                                       Property pursuant to the

                                       Remediation Contract in

                                       accordance with the

                                       Remediation Programme

       "the Requisite Consents"        means those permissions

                                       and consents approvals

                                       licences certificates and

                                       permits in legally

                                       effectual form as may be

                                       necessary lawfully to

                                       commence carry out and

                                       complete the Remediation

                                       Works including (but

                                       without limitation):-

                                       (a)  consents or approvals

                                            required under any

                                            conditions of the

                                            planning permission

                                            obtained by the Buyer
                                            in respect of the

                                            Remediation Works

                                       (b)  approvals required to

                                            be issued by the

                                            Health and Safety

                                            Executive

                                       (c)  approvals required to

                                            be issued by the

                                            Environment Agency

                                       (d)  any other approvals

                                            required to be issued

                                            under the Radioactive

                                            Substances Act 1993

                                            or the Ionising

                                            Radiations

                                            Regulations 1985

                                       (e)  any consents or

                                            approvals required

                                            for the storage on or

                                            removal from the

                                            Property or the

                                            disposal to any

                                            reasonable location

                                            of contaminated

                                            material (including
                                            consent to dispose of

                                            wastes to BNFL Drigg

                                            or other like

                                            facility)

                                       (f)  any other such

                                            permissions and

                                            consents etc required

                                            from any competent

                                            authority permitting

                                            or regulating the

                                            Remediation Works or

                                            any activities

                                            ancillary thereto

        "the Step-in Date"             means three years from the

                                       date of completion of the

                                       sale of the Property

                                       pursuant to this Agreement

                                       PROVIDED THAT the Step-in

                                       Date shall be extended

                                       upon any one or more

                                       occasions as follows:-

                                       (a)  by the aggregate of

                                            the periods of

                                            extension allowed to

                                            the Remediation

                                            Contractor by the

                                            Supervising

                                            Consultant in his

                                            capacity as engineer

                                            under the Remediation

                                            Contract except where

                                            the extension is

                                            attributable to the

                                            fault of the Buyer;

                                            and

                                       (b)  by the aggregate of

                                            such periods (to be

                                            certified by the

                                            Supervising

                                            Consultant acting as

                                            an expert) as is

                                            reasonable in all the

                                            circumstances in

                                            respect of any other

                                            delays beyond the

                                            reasonable control of

                                            the Buyer

        "the Supervising Consultant"   means Entec UK Limited or

                                       such other environmental

                                       consultant as the Buyer
                                       shall nominate and the

                                       Seller shall reasonably

                                       agree (such agreement not

                                       to be unreasonably

                                       withheld or delayed) and

                                       who is to fulfil the

                                       functions allotted to the

                                       Supervising Consultant by

                                       this Agreement

        "Third Party Determination"    means the determination of

                                       a matter between the Buyer

                                       and the Seller under

                                       clause 22 of this

                                       Agreement

1.5     Words importing one gender shall be construed as

        importing any gender

1.6     Words importing the singular shall be construed as

        importing the plural and vice versa

1.7     Reference to persons include bodies corporate and vice

        versa

1.8     Where any party comprises more than one person the

        obligations and liabilities of that party under this

        agreement shall be joint and several obligations and

        liabilities of those persons

1.9     The clause headings do not form part of this Agreement

        and shall not be taken into account in its construction

        or interpretation

1.10    Save where otherwise stated any reference to a numbered

        clause or schedule means the clause or schedule in this

        agreement which is so numbered

2.      AGREEMENTS FOR SALE

The Seller shall sell and the Buyer shall purchase the Property for the Price

3.      DEPOSIT

The Buyer shall on or before the date of this Agreement pay the

Deposit to the Seller's Solicitors as stakeholders by means of cash or telegraphic or other direct transfer banker's draft or a cheque drawn on a Solicitor's client account

4.      COMPLETION AND CONDITIONALITY

4.1     Completion of the sale and purchase and payment of the

        balance of the Price (less the Deposit) shall take place

        on the Completion Date at the offices of the Seller's

        Solicitors or where they may reasonably direct

4.2     For the avoidance of doubt the Buyer shall complete the

        Remediation Works notwithstanding that the cost of the

        Remediation Works may exceed the Remediation Retention

        and any costs of the Remediation Works in excess of the

        Remediation Retention shall be the responsibility of the

        Buyer (the amount by which the cost of the Remediation

        Works shall fall short of the Remediation Retention being

        dealt with pursuant to clause 20)

5.      CAPACITY

The Seller sells and will convey with limited title guarantee

6.      POSSESSION

The Property is sold subject to the Lease and Tenancy Agreement referred to in the Form of Transfer but otherwise with vacant possession on the Completion Date

7.      TITLE

7.1     Title shall be deduced and shall commence with the Roots

        of Title

7.2     Having regard to Section 14 of the Defence Act 1842

        certified copies of the Roots of Title shall be supplied

        and no further abstract shall be required and the Buyer

        shall admit the Seller's title to the Property free from

        encumbrances (save only as mentioned or referred to in

        the Form of Transfer without requisition or enquiry

        Provided that the Buyer shall be entitled to raise

        requisitions in relation to any land charges or other

        entries disclosed by the Buyer's pre-completion searches

7.3     By virtue of the Defence (Transfer of Functions) Act 1964

        the Property became and is now vested in the Seller

8.      ENCUMBRANCES

8.1     The Property is sold subject to and (where appropriate)

        with the benefit of the matters contained or referred to

        in the Form of Transfer

8.2     The Buyer or the Buyer's Solicitors having been supplied

        with copies of such matters prior to the date of this

        Agreement the Buyer shall be deemed to purchase with full

        notice and knowledge of the same and shall not raise any

        requisition or make any objection in relation to them

9.      MATTERS AFFECTING THE PROPERTY

        The Property is sold subject to the following matters:-

9.1     All local land charges where registered before the date

        of this Agreement and all matters capable of registration

        as local land charges whether or not actually so

        registered

9.2     All notices served and order demands proposals or

        requirements made by any local public or other competent

        authority whether before or after the date of this

        Agreement

9.3     All actual or proposed charges notices matters

        restrictions agreements conditions or other matters

        arising under the legislation relating to Town and

        Country Planning

9.4     The Property is sold subject to all and any rights in

        respect of existing pipes cables sewers or other apparatus in or under the Property (whether or not specifically referred to in the Particulars of Sale of

        this Agreement) and the Seller shall not be required to

        provide any evidence or further details as to the

        location of such services

PROVIDED THAT the Seller warrants that it has prior to the date of this Agreement revealed in writing to the Purchaser all such matters of which he is aware

10.     TOWN AND COUNTRY PLANNING

10.1    The Seller warrants to the Buyer that it is not aware of

        any threat or proposal by any competent authority to take

        enforcement proceedings in respect of wartime breaches of

        planning control at the Property pursuant to Section 302

        of the Town and Country Planning Act 1990

10.2    Save as mentioned in 10.1 or in replies to the Buyer's

        Solicitor's preliminary enquiries no warranty shall be

        implied as to the permitted use of the Property

AND the Seller will indemnify the Buyer and the Buyer's

successors in title and those persons deriving title under the

Buyer and such successors against all claims demands actions and proceedings incurred in consequence (directly or indirectly) of a breach of any warranty set out in clauses 10.1

11.     DISCLAIMER

11.1    The Buyer admits:-

11.1.1  That it has inspected the Property and purchases the same with full knowledge of the actual state and condition of

        it and takes the Property as it stands

11.1.2  That it has before the date hereof undertaken surveys and tests to determine whether the Property or any part of it

        constitutes and may constitute contaminated land as

        defined in Sections 78A of the Environmental Protection

        Act 1990 (as amended by Section 78 of the Environmental

        Protection Act 1995)

11.1.3  Such tests have revealed that the Property is

        contaminated land and the price originally tendered for

        the Property by the Buyer has been reduced by the amount

        of the Remediation Retention which is pursuant to the

        provisions of Clause 20 of this Agreement to be used to

        Remediate such contaminated land

11.2.1  The Seller will at all times continue to accept liability imposed by and will comply with the requirements of all

        legislation relating to environmental matters or

        apportioned by the Environment Agency or other competent

        authority under Section 78 et seq of the Environmental

        Protection Act 1990 (as amended by the Environment Act

        1995) or regulations or guidance subsidiary thereto or

        any legislation (primary or secondary) or regulations which might replace those provisions arising out of radiological contamination existing at the date of this

        Agreement save to the extent that it should have been

        remediated by the Buyer under the terms of this Agreement

11.2.2  Should the Seller incur such liability as is referred to in clause 11.2.1 the Buyer shall to the extent that such

        liability would be reduced or mitigated by a claim made

        by the Buyer under the Environmental Impairment Insurance

        make and diligently pursue such a claim and to the extent

        that such claim is met will expend any insurance money

        coming into the hands of the Buyer upon those works in

        respect of which the claim is paid by insurers PROVIDED

        THAT the reasonable and proper fees and expenses of the

        Buyer incurred with the consent of the Seller (such

        consent not to be unreasonably withheld or delayed)  in

        making such claim shall be reimbursed by the Seller to

        the extent they are not reimbursed by the insurers

11.3    The Buyer further admits:-

11.3.1  that it enters into this Agreement solely as a result of its own inspection and on the basis of the terms of this

        Agreement and not in reliance upon any representation or

        warranty either written or oral or implied made by or on

        behalf of the Seller (save for any representation or

        warranty contained herein or in written replies given by

        the Seller's Solicitor to any preliminary enquiries raised by the Buyer or the Buyer's Solicitors subject to any terms or conditions upon which the replies were

        expressed to be given)

11.3.2  that this agreement contains the entire agreement between the parties

12.     INCORPORATION OF CONDITIONS OF SALE

The General Conditions shall apply to this Agreement in so far as they are applicable to a sale by private treaty and are not

inconsistent with the terms of this Agreement but subject to the following variations and provisions:-

(a)     Sub-condition 1.1.1(g) shall be deemed to read as

        follows:- "the Contract Rate" means 3% above the Base

        Rate from time to time of the National Westminster Bank

        plc"

(b)     Sub-conditions 2.2.2  2.2.3  3.4.3 and 4.5.5(b) shall not

        apply

(c)     In sub-condition 1.3.1 the words "and shall be served on

        the Solicitor (if any) appointed to act for the Seller or

        Buyer (as the case may be)" shall be added to the end

        thereof

(d)     Having regard to the status of the Seller sub-condition

        3.1.2(c) shall apply to those encumbrances which the

        Seller does not actually know about whether or not the

        Seller could know about them

(e)     In sub-condition 3.1.2(d) delete the word "those" and

        insert the words "mortgages and charges protected by such

        entries in registers"

(f)     At the end of sub-condition 3.1.2 add a new condition

        3.1.2(f) as follows:-

        "(f)   overriding interests or what would be overriding

               interests if the title were registered"

(g)     The Property is not insured and sub-conditions 5.1.1 and

        5.1.2 and 8.1.3 shall not apply and the Seller has no

        duty of care to protect and secure the Property which is

        at the risk of the Buyer from the date of the contract

(h)     In sub-condition 5.2.2(b) the following shall be

        substituted:-

        "may permit only the buyer or its agents first identified

        to and approved by the Seller to occupy the Property"

(i)     In sub-condition 6.3.5 the words "twenty working days"

        shall be substituted for the words "ten working days"

(j)     In sub-condition 6.5.2 the words "or where the Buyer is

        in material breach of Contract and the Seller lawfully

        refuses to complete on that ground" shall be added to the

        end thereof

(k)     In sub-condition 6.7 reference "legal tender" as a means

        of payment shall be excluded

(l)     In sub-condition 7.1.1 after the words "leading to it"

        there shall be inserted "(made or confirmed in writing by

        or on behalf of the Seller)"

13.     MERGER ON COMPLETION

The provisions of this Agreement shall not merge on completion of the transfer of the Property so far as they remain to be

performed

14.     DUPLICATE TRANSFER

If the Seller so requires the Buyer shall without cost to the

Seller execute a duplicate Transfer to be prepared by and at the expense of the Buyer and shall produce the Transfer duly stamped to enable such duplicate to be denoted

15.     NATURE OF THIS AGREEMENT

This writing is the whole contract and if any other term has been agreed such agreement is hereby expressly declared to be a

separate agreement forming no part of this Agreement

16.     ASSIGNMENT OF AGREEMENT

The Buyer may require the Property to be transferred to a

subsidiary company or holding company (as defined by Section 736 of the Companies Act 1985) or an associated company (as defined by Section 416 of the Income and Corporation Taxes Act 1988)

which:-

16.1    enters in the Form of Transfer (amended to accommodate

        the change of Transferee)

16.2    deposits the Remediation Retention in the Remediation

        Account

16.3    enters into an agreement directly with the Seller to

        observe and perform the obligations of the Buyer under

        this Agreement

17.     VALUE ADDED TAX

The Seller warrants that he has not elected nor will he elect before completion of the sale to waive the exemption from Value

Added Tax and the Purchase Price is inclusive of Value Added Tax

18.     DESIGN AND EXECUTION OF REMEDIATION WORKS

        Modifications to Remediation Programme

18.1.1  The Buyer may if the Buyer's Radiological Consultant

        considers it desirable to achieve the Remediation make

        modifications to the Remediation Programme with the

        Seller's consent (which shall not be unreasonably

        withheld or delayed)

18.1.2  If the Buyer considers at any time that the Seller is unreasonably withholding or delaying its approval of any

        modification to the Remediation Programme the matter may

        be referred by the Buyer at any time to Third Party

        Determination

        Appointment of Supervising Consultant

18.2.1  The Buyer will appoint the Supervising Consultant to fulfil the role of Supervising Consultant in the

        Remediation as described in the Remediation Programme upon such terms and in a form of appointment to be determined by the Buyer and approved by the Seller (such

        approval not to be unreasonably withheld or delayed) and

        if such terms or form of the Consultant's Appointment

        cannot be agreed the matter may be referred by either

        party at any time to Third Party Determination

18.2.2  The Buyer will:-

        (a)    diligently take all steps necessary effectually to

               procure the due performance and observance of the

               obligations and duties of the Supervising

               Consultant under the Consultant's Appointment

        (b)    not vary the terms of the Consultant's Appointment

               without the consent of the Seller (such consent

               not to be unreasonably withheld or delayed)

18.3    Appointment of Remediation Contractor

18.3.1  The Buyer will as soon as reasonably practicable after completion of this Agreement invite competitive tenders

        for carrying out the Remediation Works from not less than

        three contractors as may be approved by the Seller (such

        approval not to be unreasonably withheld or delayed)

18.3.2  The Buyer shall not appoint the Remediation Contractor without the prior approval of the Seller (which shall not

        be unreasonably withheld or delayed) and shall in making

        such appointment be entitled to take into account the reputation experience competence and suitability of any contractor as well as the price tendered

18.3.3  Upon completion of the tender process the Buyer will appoint a contractor as the Remediation Contractor upon

        such terms and in a form of engineering contract to be

        determined by the Buyer and approved by the Seller (such

        approval not to be unreasonably withheld or delayed) and

        if such terms or the form of the Remediation Contract

        cannot be agreed the matter may be referred by either

        party at any time to Third Party Determination

18.3.4  The Buyer will:-

        (a)    diligently take all steps necessary effectually to

               procure the due performance and observance of the

               obligations of the Remediation Contractor or under

               the Remediation Contract

        (b)    not vary the terms of the Remediation Contract

               without the consent of the Seller (such consent

               not to be unreasonably withheld)

        (c)    insofar as it may reasonably do so exercise its

               role as employer under the Consultant's

               Appointment and the Remediation Contract so as to

               ensure that the Supervising Consultant and the

               Remediation Contractor carry out their respective

               obligations in a cost effective manner

18.4    The Seller shall give the Buyer all reasonable assistance

        in connection with the Remediation (including the giving

        of information which might reasonably be required)

        provided that it is not of a secret or confidential

        nature

18.6    The Seller will procure that Aspinwall & Company Limited

        gives the Buyer a warranty in the form annexed as soon as

        reasonably practicable after the date hereof in relation

        to the following reports:-

        Aspinwall and Company Reports Project No. 09162

        --     RNSD Eaglescliffe (Alienated Sites) - Land Quality

               Assessment Phase 1 Desk Study Land Quality

               Statement - Final Report

        --     RNSD Eaglescliffe Land Quality Assessment Phase 3

               Radiological Survey Land Quality Statement - Final

               Report

        --     RNSD Eaglescliffe - Land Quality Assessment Phase

               3 Radiological Survey Land Quality Summary - Final

               Report

        --     RNSD Eaglescliffe - Land Quality Assessment Phase

               3 Radiological Survey Appendices (Volume 1) -

               Final Report

        --     RNSD Eaglescliffe Land Quality Assessment Phase 3

               Radiological Survey Appendices (Volume 2) - Final

               Report

19.     WARRANTIES IN FAVOUR OF SELLER

19.1    The Buyer will procure that contemporaneously with

        entering into the Consultant's Appointment the

        Supervising Consultant enters into a deed of warranty

        with the Seller in the form annexed with such variations

        as the Seller may approve (such approval not to be

        unreasonably withheld or delayed)

19.2    The Buyer will procure that contemporaneously with

        entering into the Remediation Contract the Remediation

        Contractor enters into a deed of warranty with the Seller

        in a form prepared by the Buyer and approved by the

        Seller (such approval not to be unreasonably withheld or

        delayed)

20.     THE REMEDIATION RETENTION

20.1.1  On completion of this Agreement and as a pre-condition of completion taking  place the Buyer will place the sum of

        3,000,000 pounds sterling in an interest bearing deposit

        account with an Acceptable Institution in the name of the

        Buyer entitled "Eaglescliffe Remediation Retention

        Account" and the institution holding the Remediation

        Account will be mandated in the form of mandate annexed

        only to allow drawings on the Remediation Account made in

        accordance with the provisions of this Clause

20.1.2  The Remediation Retention will at all times remain the property of the Buyer subject to the provisions of this

        Agreement and the rights of any Funder arising pursuant

        to Clause 20.7 under a Funder's Deed and of the Seller

        under the Seller's Remediation Account Charge

20.1.3  The interest earned on the Remediation Account is to be paid to the Buyer when payable by the institution holding

        the Remediation Account

20.1.4  (a)    At any time when the Remediation Account is not

               charged to a Funder pursuant to the provisions of

               clause 20.7 (including on each occasion a Funder's

               Account Charge is released) the Remediation

               Account shall be charged to the Seller in the form

               of the Seller's Remediation Account Charge

        (b)    The Seller agrees to release any Seller's

               Remediation Account Charge while a Funder's

               Account Charge is in place

20.2    The Buyer and the Seller agree that only items of cost

        and expenditure properly incurred in order to achieve the

        Remediation of the Property may be drawn from the

        Remediation Account which without prejudice to the

        generality of the foregoing shall include:-

20.2.1  the fees of the Buyer's Radiological Consultant for work carried out after 23 February 1998 incurred in preparing

        and settling with the Seller and the Seller's

        Radiological Consultant the Remediation Programme

        (including work done in consequence of resolving any dispute in that connection) fees for work done in obtaining any of the Requisite Consents or consulting

        with any person or authority responsible for the issuing

        of any of the Requisite Consents and all work done in

        preparation for the Remediation up to the point where

        fees are payable under the head of expenditure referred

        to at Clause 20.2.2

20.2.2  the fees of the Supervising Consultant properly paid under the terms of the Consultant's Appointment and all

        work done in preparation for the Remediation beyond the

        point where fees are payable under the head of

        expenditure referred to at Clause 20.2.1

20.2.3  payments properly made to the Remediation Contractor under the Remediation Contract

20.2.4  the reasonable and proper fees and charges of any person carrying out any work or providing any goods or services

        in connection with the Remediation previously approved by

        the Seller such approval not to be unreasonably withheld

        or delayed

20.2.5  the costs and expenses of acquiring or hiring any plant equipment or apparatus to be wholly exclusively and

        necessarily used in connection with the Remediation Works

        or of hiring or employing any person (other than the

        Buyer's Remediation Consultant and the Remediation

        Contractor) previously approved by the Seller such approval not to be unreasonably withheld or delayed in order to facilitate the Remediation

20.2.6  the reasonable and proper costs and expenses of obtaining any of the Requisite Consents (including any fees payable

        to any authority responsible for issuing a Requisite

        Consent and the cost of appealing against refusal of any

        Requisite Consent or the imposition of any terms or

        conditions unacceptable to the Buyer)

20.2.7  the reasonable and proper costs and expenses of

        negotiating and concluding any agreement (but not this

        Agreement) with any party properly entered into in order

        to facilitate the Remediation (including any payment made

        to such party under any such agreement)

20.2.8  the reasonable and proper costs and expenses of storing

        (whether on or off site but not the cost of permanent on-

        site storage) taking off site and disposing of any

        material during the Remediation (including any fee or

        other payment therefor made to a third party and in

        particular any fees or charges payable to any operator of

        a landfill site or the operator of BNFL Drigg or other

        like facility))

20.2.9  the reasonable and proper costs and expenses of taking precautionary or protective measures (whether in relation

        to the business and property of the Buyer or some other

        party) during the Remediation Works

20.2.10 reasonable and proper costs fees and expenses incurred in any dispute other than a dispute between the parties

        hereto arising (which disputes the Buyer agrees it will

        not incite without the previous consent of the Seller

        (such consent not to be unreasonably withheld or

        delayed)) in consequence of the Remediation (including

        any damages or money paid to settle such a dispute)

20.2.11 any reasonable and proper costs incurred in or incidental to resolving any dispute under terminating or putting in

        place a replacement for the Consultant's Appointment or

        the Remediation Contract

PROVIDED THAT the Buyer shall notify the Seller at the point where it becomes likely that any dispute referred to in 20.2.10 or 20.2.11 will result in expenditure of the nature referred to in those provisions and shall take any steps reasonably proposed by the Seller towards the resolution of such dispute except that where the Buyer disagrees the steps to be taken shall be referred to Third Party Determination

20.2.12 irrecoverable Value Added Tax

20.3.1  The Buyer shall be entitled to make such drawings from the Remediation Account until either the Funder or the

        Seller have become entitled to make drawings pursuant to

        clause 20.6 or any Funders Deed or an Event of Insolvency

        occurs

20.3.2  Drawings from the Remediation Account shall be made as follows:-

        Supervising Consultant's fees under Consultant's

        Appointment

        (a)    Any invoice issued by the Supervising Consultant

               under the Consultant's Appointment which is for an

               amount and which is payable at a time specified in

               the Consultant's Appointment shall be copied to

               the Seller whereupon the amount so invoiced may be

               drawn from the Remediation Account

        Certified Payments under the Remediation Contract

        (b)    Any interim or final certificate issued by the

               Supervising Consultant in its capacity as engineer

               under the Remediation Contract or other party

               responsible for the issue of such certificates

               shall be copied to the Seller whereupon the amount

               so certified may be drawn from the Remediation

               Account

        Other Expenditure

        (c)    In the case of any other expenditure which the

               Buyer wishes to draw a copy of the relevant

               invoice or other appropriate particulars of the

               sum to be drawn shall be supplied to the Seller at

               least ten working days before drawing is intended

               to be made and:-

               (i)    if no objection in writing is made by the

                      Seller to the Buyer before that intended

                      date of drawing that drawing may be made

                      from the Remediation Account

               (ii)   if an objection is made in writing by the

                      Seller to the Buyer before that intended

                      date of drawing then the question of

                      whether that drawing may properly be made

                      under this Agreement is to be referred to

                      Third Party Determination and whether or

                      not such drawing can be made from the

                      Remediation Account will be dependent upon

                      the outcome of such determination

20.4.1  the institution holding the Remediation Account is hereby directed by the Buyer and the Seller for so long as the

        Buyer is entitled to make payments from the Remediation

        Account to make payments out of the Remediation Account

        upon presentation of cheques drawn on the Remediation

        Account signed by the Buyer and countersigned by the

        Supervising Consultant

20.4.2  the Consultant's Appointment will oblige the Supervising

        Consultant to countersign cheques only where the

        procedures set out in this clause 20 have been followed

20.5.1  upon the date two months after the issue of the

        certificate of Practical Completion under the Remediation

        Contract (or upon such earlier date as the Buyer may

        specify in a written notice to the Seller) an account

        will be taken between the Buyer and the Seller and

        (subject to Clause 20.5.2) the unexpended balance of the

        Remediation Retention will be divided between the parties

        as follows:-

        (a)    There will first be deducted and paid to the Buyer

               a sum equal to the aggregate of the following

               amounts:-

               (i)    the premium(s) (including premium tax) paid

                      for any policy of Environmental Insurance

               (ii)   the fees (together with Value Added Tax)

                      payable to any broker in relation to any

                      policy of Environmental Insurance

               (iii)  the fees of the Buyer's Environmental

                      Consultant for work carried out prior to

                      23rd day of February 1998 amounting to

                      64,939.95 pounds sterling

        (b)    A further amount will be deducted from any

               unexpended balance of the Remediation Retention

               equal to the amount of the excess deductible or

               other like sum payable or non-indemnifiable under

               any policy of Environmental Insurance and shall be

               retained by the Buyer in a separately designated

               deposit account in the joint names of the Buyer and the Seller which sum may be utilised in the payment of any excess in the event of a claim

               under such policy and after the expiration of the

               period of such insurance (or after the

               determination of any claim pending at the

               expiration of such period) any unutilised balance

               of such sum shall be divided between  the Buyer

               and the Seller in proportions referred to at

               Clause 20.5.1(c)

        (c)    After the deductions referred to at subclause

               20.5.1 (a) and (b) 20% of the unexpended balance

               in the Remediation Account will be paid to the

               Buyer and 80% to the Seller

20.5.2  If at the date stipulated by clause 20.5.1 for the taking of the account the Supervising Consultant is able to

        demonstrate to the reasonable satisfaction of the Seller

        that there is a reasonable prospect that further

        expenditure which may properly be drawn from the

        Remediation Account may have to be paid at some future

        time then (notwithstanding clause 20.5.1) a reasonable

        sum (which sum is to be agreed between the Buyer and the

        Seller or if the parties cannot agree then the matter is

        to be referred to Third Party Determination on the

        application of either the Buyer or the Seller) will be

        retained in the Remediation Account as a contingency sum to meet any further expenditure which may properly be drawn from the Remediation Account

20.5.3  At that date when there is no longer any reasonable

        prospect of such further expenditure (which date is to be

        agreed between the Buyer and the Seller or if the parties

        cannot agree then the matter is to be referred to Third

        Party Determination on the application of either the

        Buyer or the Seller) then any unexpended balance on the

        Remediation Account will be divided between the parties

        in the manner referred to at Clause 20.5.1

20.6    In the event that Practical Completion does not occur by

        the Step-in Date or if at any time before the Step-In-

        Date an Event of Insolvency occurs in relation to the

        Buyer:-

20.6.1  if at the date the Seller wishes to exercise the rights conferred by this Clause 20.6 by service of a Step-in

        Notice (as defined below) there is no Funder who has

        entered into a Funder's Deed then the Seller may serve

        written notice "a Step-in Notice" on the Buyer specifying

        a reasonable period within which the Buyer must have

        achieved Practical Completion (which period is if

        disputed by the Buyer in writing to the Seller within ten

        working days of receipt of a Step-in Notice to be fixed

        by Third Party Determination) and if Practical Completion

        is not achieved within the period specified in the Step-in Notice (or substituted on a Third Party Determination)

        then

        (a)    The Buyer's right to make drawings from the

               Remediation Fund shall cease

        (b)    The Seller shall be allowed to enter onto the

               Property as licensee of the Buyer for the purpose

               of completing the Remediation Works and the Buyer

               shall afford to the Seller all reasonable

               assistance and co-operation to achieve that end

        (c)    The Seller shall exercise its Step-in-Rights under

               the Consultant's Warranty and under the

               Contractor's Warranty and in the exercise of such

               rights shall:-

               (i)    diligently take all steps necessary

                      effectually to procure the due performance

                      and observance of the obligations and

                      duties of the Supervising Consultant under

                      the Consultant's Appointment; and

               (ii)   diligently take all steps necessary

                      effectually to procure the due performance

                      and observance of the obligations and

                      duties of the Remediation Contractor under

                      the Remediation Contract

        AND in so far as it may reasonably do so exercise its

        role as employer under the Consultant's Appointment and under the Remediation Contract so as to ensure that the

        Supervising Consultant and the Remediation Contractor

        carry out their respective obligations in a cost

        effective manner

        (d)    The Seller shall draw from the Remediation Account

               the same items of cost and expenditure which the

               Buyer was entitled to draw under the provisions of

               Clause 20.2 above and shall follow the same

               procedures as referred to in Clause 20.3 above as

               if those procedures were set out in full in this

               clause with references to "the Seller" and "the

               Buyer" being reversed and with such other changes

               as are necessary as a consequence of such

               references being reversed

        (e)    The Seller shall be entitled to give notice to the

               Insurers under the Cost Overrun Insurance

               substituting itself as the insured thereunder

        (f)    Any unexpended balance in the Remediation Account

               shall be dealt with as referred to in clause 20.5

20.6.2  If a Funder's Deed is in place at any time when any

        action or other step falls to be taken then the

        provisions of the Funder's Deed shall have effect but if

        the Remediation Retention is reassigned to the Buyer

        pursuant to any provision in the Funder's Deed for

        Reassignment then upon discharge of the indebtedness thereby secured the provisions of Clause 20.6.1 shall then have effect

20.7    The Seller acknowledges that the Buyer may assign or

        charge the rights and interest of the Buyer in the

        Remediation Retention to a Funder and the Seller will

        enter into such agreement as such Funder shall reasonably

        require effectively to secure for the Funder the benefit

        of those rights and interest whether by executing a

        Funder's Deed or otherwise PROVIDED THAT a Funder shall

        have no right to draw from the Remediation Account any

        greater sum than the Buyer is permitted to draw pursuant

        to the terms of this Agreement or would be permitted to

        draw had an Event of Insolvency not occurred

21.     CLAWBACK

The Buyer shall in the Transfer enter into covenants to make further payments (in addition to the Purchase Price) as set out in the Form of Transfer

22.     THIRD PARTY DETERMINATION

22.1.1  where in this Agreement:-

        (a)    there is a stipulation for a matter to be resolved

               by Third Party Determination; or

        (b)    it is provided that the consent or agreement of

               either the Buyer or the Seller is not to be

               unreasonably withheld and/or delayed

        (but in no other case) then the provisions of this Clause

        shall apply

22.1.2  if the difference or question relates to the terms or form of the Consultant's Appointment or the Remediation

        Contract the matter will be referred to a solicitor of at

        least ten years qualification having particular expertise

        in relation to construction and engineering contracts as

        the parties shall agree or as shall be appointed pursuant

        to Clause 22.3

22.1.3  any such reference shall if the parties are so agreed in writing be deemed to be a reference to an expert (and not

        an arbitrator) whose decision shall be final and binding

        but shall otherwise be deemed to be a reference to an

        arbitrator pursuant to the Arbitration Act 1996 and any

        statutory amendment variation substitution or re-

        enactment thereof

22.2    if the person to whom a matter is referred hereunder

        shall act as an expert pursuant to the terms of this

        clause then either party shall be entitled to submit to

        him representations and cross-representations with such

        supporting evidence as they shall respectively consider

        necessary and he shall have regard thereto in making his

        decision which he shall deliver in writing and the

        reference to him shall include authority to determine in

        what manner all the costs of the referral shall be paid

22.3    if the parties are unable to agree as to the appointment

        of such arbitrator or expert within five working days of

        one party serving notice on the other calling for the

        appointment of an arbitrator or expert then such

        arbitrator or expert shall be appointed on the

        application of either party by the President or Vice

        President of the Law Society in respect of a matter

        referred to in Clause   22.1.2 or if the parties have not

        prior to such a dispute arising agreed in writing

        (specifically referring to this clause) some other

        mechanism for appointing an appropriate person then by

        the Chairman or Vice-Chairman for the time being of the

        Environmental Law Sub-Committee of the City of London Law

        Society in respect of any other dispute to be determined

        pursuant to this clause 22

22.4.1  Any consent agreement or approval of the Seller required under this Agreement shall be deemed given if within

        twenty-one days of a written request for such consent

        agreement or approval by or on behalf of the Buyer no

        written response is received

22.4.2  If a written refusal is received within such twenty-one day period the Buyer may by a further written notice to

        the Seller refer to Third Party Determination the

        question of whether any such consent agreement or approval should be granted under the terms of this

        Agreement

23.     The Buyer acknowledges that prior to the date hereof

        23.1.1 There has been made available to the Buyer the

               following reports:-

        --     Sovereign Consultants, RNSD Eaglescliffe Closure

               Plan dated 4 April 1995

        --     AEA Technology Report, Ref:

               AEA/WMES/RJVD/21502001/Final Vols 1, 2, Site

               Investigation and Assessment: RNSD Eaglescliffe,

               Stockton-on-Tees dated October 1995

        --     NSC (MOD) Report, Colette Walmsley ES350al, Ref:

               ScET/ES350/96/01, RNSD Eaglescliffe follow up

               investigation and Assessment dated January 1996

        (all hereinafter called "the Reports) and that the Buyer

        is aware that previous use of the Property is capable of

        having resulted in the presence of a range of pollutants

        at the Property identified by the Reports in addition to

        the contamination being addressed  by the Remediation

        Contract

23.1.2  The Buyer has carried out or had an opportunity of

        carrying out any survey or inspection that it wishes to

        conduct

23.2.1  The Buyer acknowledges that the terms of the sale of the

        Property (including as to price) take into account the

        capability referred to in clause 23.1.1 above

23.2.2  The Seller makes no representation or warranty that the

        Property is fit for the Buyer's intended use or for any

        other future use

23.2.3  It is hereby agreed that any obligation that may remain with the Seller after completion of this Agreement to

        carry out remedial work to any contamination on or in the

        soil of the Property recommended by the Reports (other

        than the Remediation) is with effect from completion

        transferred to the Buyer (save for any obligation arising

        under any contract with a third party not disclosed to

        the Buyer or any obligation arising from a claim made

        against the Seller prior to the date of this Agreement

        and not disclosed to the Buyer)

                        SCHEDULES OMITTED

                            Exhibit C

                    CENARGO INTERNATIONAL PLC

                 CONSENT SOLICITATION STATEMENT

                   SOLICITATION OF CONSENTS TO
              PROPOSED AMENDMENTS TO THE INDENTURE

                          GOVERNING ITS
            9 3/4% FIRST PRIORITY SHIP MORTGAGE NOTES
                        DUE JUNE 15, 2008


SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THIS CONSENT SOLICITATION STATEMENT (THIS "SOLICITATION STATEMENT"), CENARGO INTERNATIONAL PLC (THE "COMPANY") WILL ACCEPT ALL PROPERLY COMPLETED, EXECUTED AND DATED CONSENT FORMS (THE "CONSENTS") RECEIVED BY CHASEMELLON CONSULTING (THE "SOLICITATION AGENT") (AND NOT SUBSEQUENTLY REVOKED) AFTER 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 9, 1999 AND AT OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 27, 1999 (AND, AS SUCH TIME AND DATE MAY BE EXTENDED AT THE COMPANY'S OPTION, THE "EXPIRATION DATE"; SUCH PERIOD, AS IT MAY BE SO EXTENDED, THE "SOLICITATION PERIOD"), FROM REGISTERED HOLDERS ("HOLDERS") OF THE COMPANY'S 9 3/4% FIRST PRIORITY SHIP MORTGAGE NOTES DUE JUNE 15, 2008 (THE "NOTES").
THE COMPANY WILL NOT BE OBLIGATED TO ACCEPT ANY CONSENTS RECEIVED AFTER THE CLOSE OF THE SOLICITATION PERIOD. ONLY REGISTERED HOLDERS OF RECORD OF THE NOTES AS OF 5:00 P.M., NEW YORK CITY TIME ON AUGUST 6, 1999 (THE "RECORD DATE"), AS REFLECTED IN THE RECORDS OF BANKERS TRUST COMPANY (THE "TRUSTEE"), OR A BENEFICIAL OWNER WHO HAS COMPLIED WITH THE PROCEDURES SET FORTH IN THE "INSTRUCTIONS FOR HOLDERS" CONTAINED IN THE CONSENT ENCLOSED HEREWITH, WILL BE ELIGIBLE TO CONSENT TO THE PROPOSED AMENDMENTS (AS DEFINED BELOW) OR TO RECEIVE THE CONSENT FEE (AS DEFINED BELOW) WITH RESPECT THERETO. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EFFECTIVE DATE (AS DEFINED BELOW).

    The Company is soliciting (the "Solicitation") the Consents of the Holders of its Notes to amendments (the "Proposed
Amendments"), described herein, to the Indenture dated June 19, 1998 (the "Indenture"), pursuant to which the Notes were issued.

    Unless defined herein or the context otherwise requires, capitalized terms used herein shall have the meanings assigned to such terms in the Indenture.

    THE DATE OF THIS SOLICITATION STATEMENT IS AUGUST 9, 1999

                        TABLE OF CONTENTS

Solicitation Information..................................1

     Introduction.........................................1
     Recent Developments..................................2
     Financial Results....................................2
     Business Strategy....................................2
     Description and Benefits of NIF Acquisition..........4
     Description and Benefits of the Acquisition
       of Eaglescliffe....................................6
     Current Fleet and Collateral.........................7
     Summary of Proposed Amendments.......................8
Solicitation Procedures..................................10
     General.............................................10
     Expiration Date; Effective Date; Termination
       of Solicitation...................................10
     Modifications.......................................11
     Failure to Obtain Requisite Consents or to
       Purchase NIF......................................11
     Consent Procedures..................................11
     Revocation of Consents..............................13
     Solicitation Agent..................................13
     Financial Advisor...................................14
     Miscellaneous.......................................14
     Additional Information..............................14
Certain Income Tax Considerations........................16
     General.............................................16
     Consequences of the Proposed Amendments.............16
     Treatment of the Consent Fee........................16
     Backup Withholding..................................17

                    CENARGO INTERNATIONAL PLC


                    SOLICITATION INFORMATION

INTRODUCTION

    On July 16, 1999, the Company signed an agreement (the "Agreement") to purchase a minimum of 99.27% of the issued share capital of Norse Irish Ferries Limited ("NIF," the shares of NIF to be purchased, the "NIF Shares") for a total consideration of $38.7 million. The Company anticipates the total cost of the purchase, including consent fees to be paid to the Holders and related transaction expenses, will equal approximately $42.0 million. NIF operates freight and passenger ferry services in the Irish Sea market with a fleet of two modern roll-on/roll-off passenger and freight ("RoPax") ferries and is a major operator in the Irish Sea ferry market and a direct competitor with the Company's existing Irish Sea services.

    Pursuant to the Indenture, the Company must deposit Sale Redemption Amounts1 from the sale of its Mortgaged Vessels with the Trustee. The Company is required to apply the applicable Sale Redemption Amounts within two years of the sale of a Mortgaged Vessel to purchase another vessel that qualifies as a Qualified Substitute Vessel or to redeem Securities, in whole or in part, at a specified redemption price. The Company has previously sold three Mortgaged Vessels and deposited Sale Redemption Amounts relating to those Vessels with the Trustee.
On July 30, 1999, the Company purchased the MISTRAL, a passenger/car ferry previously leased by the Company for use in its Spanish/Moroccan operations, for total consideration of $16 million. Following that purchase, the Trustee currently holds Sale Redemption Amounts in the amount of $37.8 million (the "Escrow Funds"). The Company desires to use a portion of the Escrow Funds to fund a part of the purchase price of NIF and to acquire the Eaglescliffe Logistics Center ("Eaglescliffe"), a 114 acre multi-warehouse facility which the Company currently operates as its freight logistics center located in northeast England.


____________________

1. The Sale Redemption Amount is defined as an amount equal to the Vessel Percentage applicable to the Sold Mortgaged Vessel multiplied by the principal amount of Securities outstanding on the date of such sale. See "Current Fleet and Collateral." Where applicable, amounts are translated in this Solicitation Statement from Pounds Sterling at the rate of $1.60/pound sterling.

    The Proposed Amendments are designed to permit the Company to utilize Sale Redemption Amounts of (i) $26 million to partially fund the acquisition of NIF and (ii) $6 million to acquire Eaglescliffe's land and buildings. The balance of $16.0 million to acquire NIF will come from unrestricted cash balances of the Company. As a result of this amendment, NIF, its assets and revenue stream and Eaglescliffe's land and buildings will become part of the collateral that secures the Notes. The Company believes that utilizing the Escrow Funds in this manner provides benefit for both the Company and the Holders of the Notes and constitutes the best use of such funds at the current time.

    Pursuant to the Indenture, the consent of the majority of the Holders of the aggregate outstanding principal amount of Notes is required in order to effectuate the Proposed Amendments (the "Requisite Consents"). The Expiration Date for the Solicitation is currently set for August 27, 1999. Following the Expiration Date, the Company does not intend to accept additional Consents.

    The Company is offering to pay $15 in cash (the "Consent Fee") for each $1,000 in principal amount of Notes with respect to which a Consent is received as of the Expiration Date and not revoked as of the Effective Date. The Effective Date will be the date on which all of the closing conditions relating to the purchase of NIF have been fulfilled or waived, the Proposed Amendments come into effect, and the purchase of NIF is completed, not later than October 15, 1999. The Consent Fee will be paid as promptly as practicable after the Effective Date.

    Notwithstanding anything else contained herein, no Consent
Fee will be made to any Holder of Notes unless at the Effective
Date the Company has the Requisite Consents and the purchase of NIF is completed.

RECENT DEVELOPMENTS

    On July 30, 1999, the Company used $16.0 million of the Sale Redemption Amounts to purchase the ferry MISTRAL, a roll-on/roll-off ("RoRo") passenger/car ferry that was employed under a five year lease with Lombard Initial Finance Limited in the Company's Spanish-Moroccan ferry route. The expiration date of the lease was in April 2002.

    The Company has entered into agreements to sell its two remaining deepsea vessels, the MERCHANT PREMIER and the MERCHANT PRINCIPAL. These vessels are multipurpose vessels. Neither of these vessels are Mortgaged Vessels. The sale price of each vessel is $1.1 million. The closing of the sale is expected to take place on August 11, 1999.

FINANCIAL RESULTS

    The Company's audited financial statements for the years ended September 30, 1996, 1997 and 1998, are contained in the Company's Report on Form 20-F for the year ended September 30, 1998, and the Company's interim unaudited financial statements for the periods ended December 31, 1998 and 1999, and March 31, 1998 and 1999, are contained in its Reports on Form 6-K filed on March 25, 1999, and July 7, 1999, both of which are incorporated by reference and available upon request.

    The Company expects to file and circulate to Holders a Report on Form 6-K containing its unaudited interim financial statements for the period ended June 30, 1998 and 1999, during the week of August 16, 1999.

BUSINESS STRATEGY

    The Company is a diversified transportation group specializing in European freight and passenger ferry services, as well as the movement of surface and air freight and the management of freight logistics. The Company continues to pursue its strategy of increasing its revenues and generating consistent and predictable cash flows and profitability by further expanding its freight and passenger ferry services and its logistics operations.

    IRISH SEA. The Irish Sea ferry market has grown at a rate of over 7.7% per annum over the last ten years. Currently, there are six ferry operators, including the Company, competing in the Irish Sea freight ferry market. MDS Transmodal, an independent ferry consultant, estimates that in 1998, the Company had a market share of approximately 17% of all trailer traffic carried across the Irish Sea. The Company's principal competitors include P&O European Ferries (Ireland) Ltd., Stena Line UK Ltd., Irish Ferries of Irish Continental Group and NIF, whose market shares are estimated by the Company to be 37%, 22%, 11% and 8%, respectively.

    At present, the Company operates three services between England and Ireland. The Company operates a RoRo service between Heysham (England) and Belfast (Northern Ireland) with four RoRo vessels offering four sailings per day in both directions and a RoRo service between Heysham and Dublin (Ireland) operated with two RoRo vessels offering two sailings per day in both directions. In February, 1999, the Company also started a new RoPax service with two RoPax vessels offering two roundtrip sailings per day between Liverpool (England) and Dublin to carry passengers as well as freight.

    The addition of the two RoPax ferries in 1999 increased the Company's capacity in the Irish Sea from 250,000 equivalent trailer units per year to 400,000 equivalent trailer units per year. These two vessels as well as two RoPax vessels anticipated to be delivered in the first half of 2000 ("RoPax 3" and "RoPax 4") have and will continue to permit the Company to increase operating efficiency by (i) replacing older, smaller and less efficient vessels, (ii) operating multiple routes out of hub ports in the U.K. and Ireland and (iii) operating sister ships on complementary routes.

    The acquisition of NIF represents an important strategic acquisition for the Company in connection with the expansion of its North Irish Sea ferry services. The purchase will enable the Company to provide a comprehensive matrix of services across the Irish Sea linking the major ports of Dublin, Belfast, Liverpool and Heysham. The benefits of the acquisition are discussed below under "Description and Benefits of the NIF Acquisition."

    SPANISH-MOROCCAN FERRY SERVICE. Since 1994, the Company has operated a passenger and car ferry service between Almeria, in southern Spain, and Nador, Morocco, under the trade name Ferrimaroc. The Company employs the ferries MISTRAL and SCIROCCO on this service. In fiscal 1998, Ferrimaroc carried 294,000 passengers, 61,000 cars and 3,400 equivalent trailer units, as compared to 271,000 passengers, 55,000 cars and 3,400 units in fiscal 1997. In accordance with Moroccan government regulations, Ferrimaroc operates year round, although approximately 58% of revenues are generated in July and August. Ferrimaroc's customer base is largely made up of the Moroccans who work in Europe during the year and return home in the summer months. The Company estimates that the purchase of the MISTRAL, which the Company formerly leased, will increase EBITDA by $3.2 million on an annualized basis.

    FREIGHT LOGISTICS. The Company's logistics operations, conducted through its subsidiaries, involve arranging the worldwide transportation of a wide variety of commercial and consumer products, specialized goods and documents. Flair Forwarding (U.K.) Limited ("Flair") specializes in providing just-in-time air freight services for customers who require on time delivery of specific goods, often to difficult locations and on short notice. StockGlobal Limited ("Duncan"), formerly Duncan International Trading Limited, specializes in sea freight forwarding to Africa. The freight forwarding services provided by Duncan include the procurement and sourcing of consumer products for its African-based customers.

    The Company operates through two freight forwarding hubs located at Heathrow and Eaglescliffe. The acquisition of Eaglescliffe represents an important strategic and economic acquisition for the Company in connection with the expansion of its air freight and freight logistics businesses. Strategically located near major English rail and road arteries in northern England, Eaglescliffe has been leased by the Company since 1997 from the British Ministry of Defence on a short-term lease. Ownership of Eaglescliffe will enable the Company to offer long-term contracts to customers in a warehousing and distribution complex that has a low cost base and is unique in its size, scope and security in the Northeast of England. Foreign companies which have located into the Northeast of England include Samsung, Lucky Gold Star, Sanyo Electric Co., Ltd and Nissan Motor Corp. The Company believes that Eaglescliffe is ideally situated to develop its range of services to these companies a majority of which are already its clients.

    For additional information concerning the Company and its operations since the issuance of the Notes, Holders are referred to the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 1998, and its Reports on Form 6-K including its quarterly reports. See "Additional Information."

DESCRIPTION AND BENEFITS OF NIF ACQUISITION

    DESCRIPTION OF THE NIF ACQUISITION. On July 16, 1999, the Company signed the Agreement to purchase NIF for a total consideration of $38.7 million. As of June 30, 1999, the total assets of NIF were $16.7 million including $7.6 million of cash and $6.2 million of receivables. For the year ended December 31, 1998, NIF had total revenues and EBITDA of $40.2 million and $2.6 million, respectively. For the twelve months ended June 30, 1999, NIF had total revenues and EBITDA of $42.4 million and $4.2 million, respectively.

    DESCRIPTION OF NIF. Established in 1991, NIF operates freight and passenger ferry services in the Irish Sea market. NIF's fleet consists of two modern RoPax ferries on timecharters, the LAGAN VIKING and the MERSEY VIKING. These ferries, constructed in 1995, which entered the NIF service in late 1997, provide the only passenger and freight service between Liverpool and Belfast and currently provide three roundtrips and three single voyages per week between those cities. For the six months ended June 30, 1999, NIF transported 45,000 passengers and 65,000 equivalent trailer units. In 1998, NIF transported 116,000 equivalent trailer units, an increase of 22% from 1997, making it the fastest growing ferry operator in 1998. For the year ended December 31, 1998, NIF's market share of the Irish Sea freight ferry market was estimated to be approximately 8%.

    The following table sets forth certain selected financial data of NIF excluding the results of a discontinued subsidiary.
The information for the years ended December 31, 1996, 1997, and

1998, has been derived from NIF's audited consolidated financial statements which are enclosed herewith. The information for the six months ended June 30, 1998 and 1999 has been derived from NIF's interim unaudited consolidated financial statements. All of this information has been provided to the Company by the sellers of NIF. The audited consolidated financial statements present NIF's results on a consolidated basis including the results from the discontinued subsidiary and NIF's balance sheets both on an unconsolidated and consolidated basis.

               NIF SELECTED FINANCIAL INFORMATION

                                                        SIX         SIX
                                                        MONTHS      MONTHS
                                                        ENDED       ENDED
                     YEAR ENDED DECEMBER 31,            JUNE 30,    JUNE 30,
                   1996        1997       1998          1998        1999
_____________________________________________________________________________
                      ($ IN MILLIONS)

Revenues           $28.4       $30.0      $38.3         $18.8        $20.4
EBITDA               2.3         0.9        2.6           0.6          2.2

    BENEFITS OF THE ACQUISITION OF NIF. The Company currently operates daily ferry service between (i) Heysham and Belfast,
(ii) Heysham and Dublin, and (iii) Liverpool and Dublin which began on February 19, 1999. NIF currently operates three roundtrips and three single voyages per week between Liverpool and Belfast. The acquisition of NIF will create a freight and passenger hub in Liverpool to complement the Company's existing freight hub in Heysham. As a result, the Company will become the second largest freight ferry operator on the Irish Sea with annual capacity of approximately 525,000 equivalent trailer units based on current routing and an estimated 1998 market share of 25%. The Company's range of services will encompass the main port hubs in the Irish Sea (Dublin, Belfast, Liverpool and Heysham) with Liverpool, in the Company's view, becoming particularly dominant on the English side. In addition, the Company will become the only significant ferry operator into Belfast, the major port in Northern Ireland. The Company believes that the ability to offer services and sailings to and from multiple ports will greatly enhance the marketability of the services it provides to existing and future customers thereby increasing revenues and enhancing profitability.

    The Company believes that the synergies which will be realized following the acquisition of NIF will be substantial. Combining NIF's ferry services with those of the Company will enable the Company to substantially increase EBITDA through ship and overhead rationalization. The Company will be able to consolidate operations and routes, offer increased frequency of service and reduce the size of the combined Company and NIF fleet. For example, with the completion of a riverberth in Liverpool (anticipated at the end of 2000), the Company will have the opportunity to make a daily roundtrip between Liverpool and Belfast, thus increasing carrying capacity and eliminating the need for one vessel in the Company's Belfast services. In addition, NIF's two present RoPax vessels are time chartered in with catering crews at a cost of approximately US$27,500 per day. The Company has the opportunity to renegotiate the charter rate on or before the charter expirations in September, 2001, and January, 2002, or to substitute these vessels with its own new RoPax 3 and RoPax 4 scheduled for delivery in 2000. The Company also intends to consolidate the Company's and NIF's operations centers and systems in Liverpool and Belfast, resulting in lower overhead.

    Management believes that the acquisition of NIF is a crucial step towards solidifying the Company's position in the Irish Sea ferry market. NIF is the last significant independent ferry operator in the Irish Sea. The acquisition of NIF will enable the Company to increase its market share by approximately 50% by acquiring an established competitor currently operating at near full capacity. Opportunities to expand market share through the addition of new vessels and routes are greatly constrained by the lack of available berthing facilities and corresponding economically viable slots.

DESCRIPTION AND BENEFITS OF THE ACQUISITION OF EAGLESCLIFFE

    DESCRIPTION OF EAGLESCLIFFE. The Company's principal warehousing space is Eaglescliffe, a 114 acre logistics site located in the Northeast of England, part of which the Company currently leases from the U.K. Ministry of Defence. It consists of seven separate warehouse structures providing approximately 393,000 square feet of storage space, a 27,890 square foot modern office building and a commercial container storage park with potential for rail link connection. It also has 24 hour manned security, including a reception gate and full perimeter fence, a medical center, incident control room and automatic emergency generators. Eaglescliffe's size, scope and security make it unique in the Northeast of England.

    Eaglescliffe is located near major English rail and road arteries in the heart of a designated inward development area, which the Company believes renders it extremely well placed to serve as a logistics center in the general freight forwarding business. The Company has been granted a Customs Bond by the U.K. customs service, allowing goods to be held on the site without import duty and value added tax having to be paid. The Company has also been granted "ICD status" by the U.K. customs service which allows the Company's customers to bring imported containers from seaports to the Eaglescliffe site without first clearing customs. Eaglescliffe is the only site with ICD status within a 20 mile radius. As a result of its Customs Bond and ICD status, all importing formalities can be completed at Eaglescliffe, thus avoiding delays in the seaport areas.

    BENEFITS OF THE ACQUISITION OF EAGLESCLIFFE. The ownership of Eaglescliffe will provide the Company with the opportunity to expand its logistics business. The facility is a substantial, modern bonded warehousing and distribution complex with significant growth potential. The facility is being acquired at a low price, creating a competitive cost base for the Company in the future. Approximately one-half of the site is undeveloped, offering further growth potential for the Company. Moreover, the site can be connected to the rail system, which will strategically position Eaglescliffe as the rail freight systems develop in the United Kingdom and Europe, a stated objective of the British Government.

CURRENT FLEET AND COLLATERAL

    Following the closing of the sale of its last two deepsea vessels (which are not Mortgaged Vessels) the Company's fleet consists of 11 vessels, seven of which are Mortgaged Vessels.
The Mortgaged Vessels currently include three RoRo freight ferries, two RoRo passenger/car ferries and two RoPax ferries. Since the offering of the Notes on June 19, 1998, the Company has sold three Mortgaged Vessels: the MERCHANT PARAMOUNT, the MERCHANT PRESTIGE and the MOONDANCE. The MERCHANT PARAMOUNT, a Capesize bulk carrier, was sold for $29.1 million on October 9, 1998. The MERCHANT PRESTIGE, the Company's other Capesize bulk carrier, was sold for $29.1 million on October 26, 1998. The MOONDANCE, a RoRo ferry which was being chartered to Seatruck Ferries Limited ("Seatruck"), was sold to Seatruck on October 22, 1998, for $4.8 million pursuant to an option to purchase contained in the charter of that vessel. On July 30, 1999, the Company purchased the MISTRAL, which has been added as a Mortgaged Vessel.

    Pursuant to Section 4.20 of the Indenture, after the purchase of the MISTRAL, $37.8 million of the Net Available Cash (a portion equal to the combined "Sale Redemption Amounts") from the sale of two of these vessels remains deposited with the Trustee. The Company must apply any Sale Redemption Amounts, as defined in the Indenture, within two years of the sale of a Mortgaged Vessel to purchase another vessel that qualifies as a Qualified Substitute Vessel or to redeem Securities, in whole or in part, at a specified redemption price. Accordingly, $8,521,054 must be applied by October 9, 2000, $4,148,435 must be applied by October 22, 2000 and $25,144,426 must be applied by October 26, 2000.

    The Collateral pool totaling $219.4 million, currently consists of $37.8 million in cash and Mortgaged Vessels with the aggregate appraised value of $181.6 million, as appraised by Mason Shipbrokers Limited in June 1999:

VESSEL           YEAR BUILT       TYPE          APPRAISED VALUE

Dawn Merchant       1998          RoPax        $69.3 million (1)
Brave Merchant      1999          RoPax        $69.3 million (1)

Scirocco            1974   Passenger/Car Ferry   $8.0 million
Mistral             1981   Passenger/Car Ferry   $16.0 million

Merchant Bravery    1978          RoRo           $7.5 million
Merchant Brilliant  1979          RoRo           $7.5 million
Merchant Venture    1979          RoRo           $4.0 million

____________
(1)  Midpoint of range of $68.5 million to $70.0 million.

SUMMARY OF PROPOSED AMENDMENTS

    The Proposed Amendments to the Indenture as more fully described in the form of Supplement No. 2 to the Indenture (a copy of which is annexed hereto as Exhibit 1) include among other things:

     1.  An amendment to the definition of "Qualified Substitute
Vessel" to include NIF and Eaglescliffe, each as a "Qualified
Substitute Vessel."

     2.  An amendment to the definition of "Independent
Appraiser" to include appraisers qualified to appraise companies and real estate.

     3. The definition of the "Eaglescliffe Collateral" which shall be the land and buildings which are to be purchased with the $6 million in Sale Redemption Amounts released by the Trustee.

     4. An amendment to the definition of "Security Agreements" to expand that definition to include, for the purchase of NIF,
(1) a pledge of the NIF Shares and (2) a first priority fixed and floating charge over all assets (including cash and accounts receivable) of NIF in favor of the Trustee, and for the purchase of Eaglescliffe, (3) a first priority fixed and floating charge over the Eaglescliffe Collateral.

     5.  An amendment to the definition of "Vessel" to include
NIF and Eaglescliffe.

     6. An amendment to the definition of "Collateral" to include the NIF Shares, related NIF assets and the Eaglescliffe
Collateral.

     7. An amendment to Section 4.21(b) providing that upon the purchase of NIF, the Company shall deliver, or shall cause NIF to deliver to the Trustee:

          (a) a pledge of all the NIF Shares,

          (b) a first priority, fixed and floating charge over NIF's assets (including cash and accounts receivable),

          (c) an officer's certificate stating that NIF is solvent, free from any Senior Indebtedness and any Liens other than Permitted Liens, and

          (d) an opinion or opinions of counsel to the Company
(i) expert in the laws of the jurisdiction in which NIF is incorporated and where the fixed and floating charges over NIF's assets are to be recorded and (ii) expert in the laws of the jurisdiction governing each of its Security Agreements with respect to NIF, in each case substantially to the effect of the corresponding opinions delivered in connection with the Mortgages and other Security Documents at the time of the initial issuance of the Securities.

     8. An amendment to Section 4.21 providing that upon the purchase of Eaglescliffe, the Company shall deliver, or shall cause the Restricted Subsidiary that acquired Eaglescliffe, to deliver to the Trustee:

          (a) a first priority fixed and floating charge over the Eaglescliffe Collateral in favor of the Trustee,

          (b) an officer's certificate stating that the Eaglescliffe Collateral is free from any Senior Indebtedness and any Liens other than Permitted Liens, and

          (c) an opinion or opinions of counsel to the Company
(i) expert in the laws of the jurisdiction in which the fixed and floating charges on the Eaglescliffe Collateral are to be recorded and (ii) expert in the laws of the jurisdiction governing each of its Security Agreements with respect to Eaglescliffe, in each case substantially to the effect of the corresponding opinions delivered in connection with the Mortgages and other Security Documents at the time of the initial issuance of the Securities.

     9. Other amendments necessary to effectuate the Proposed Amendments which the Company certifies are not, in the aggregate, adverse to Holders of the Notes (compared to the terms of this Solicitation and the Proposed Amendments described herein).

                     SOLICITATION PROCEDURES

GENERAL

    Upon the terms and subject to the conditions as set forth herein, the Company is soliciting the Consent of the Holders of the Notes to the Proposed Amendments and, if the Proposed Amendments are made effective, will make a payment of $15 in cash (the Consent Fee) for each $1,000 in principal amount of Notes for which a validly delivered and unrevoked Consent has been received by the Solicitation Agent at or prior to the end of the Solicitation Period from the Holder thereof on the Record Date. If the Consent of a Holder is not accepted pursuant to the Solicitation, or such Holder's Consent is either received after, or revoked and not properly redelivered at or prior to, the end of the Solicitation Period, such Holder will not receive the Consent Fee, even though the Proposed Amendments, if effected, will be effective as to such Holder's Notes.

    Upon the close of the Solicitation Period, if the Company has received the Requisite Consents, the Company intends to proceed with the purchase of NIF in accordance with the terms of the Agreement.

    On the Effective Date, the Trustee, the Company and the Guarantors will execute Supplement No. 2 to the Indenture, the Proposed Amendments will become effective, and the Company will complete the purchase of NIF. The Consent Fee will be paid as soon as practicable following the Effective Date. Under the Indenture, Holders are permitted to revoke their Consents until the Indenture amendments have been effected on the Effective Date.

    The Proposed Amendments are being presented as one proposal. Consequently, the delivery of a Consent by a Holder of Notes is a consent to all of the Proposed Amendments. See "Summary of Proposed Amendments" and Exhibit 1 for a form of the Proposed Amendments.

    Only a Holder of Notes at the close of business on the Record Date may execute and deliver a valid Consent or be eligible to receive the Consent Fee. A duly executed Consent (unless revoked as herein provided) shall bind the Holder executing the same and any subsequent registered holder or transferee of the Notes to which such Consent relates. However, a Consent may be revoked by the Holder of the Notes to which such Consent relates in the manner described herein under "Revocation of Consents."

EXPIRATION DATE; EFFECTIVE DATE; TERMINATION OF SOLICITATION

    The Expiration Date will be 5:00 P.M., New York City time, on
August 27, 1999, unless the Solicitation Period is extended.

    The Company expressly reserves the right (i) to extend the Solicitation Period, from time to time, until the Requisite Consents have been obtained, (ii) to terminate the Solicitation at any time prior to the Effective Date including prior to the end of the Solicitation Period (whether or not the Requisite Consents have been received) and (iii) to amend, at any time or from time to time, the terms of the Solicitation. Any such extension of the Solicitation Period shall be effective if the Company gives oral or written (by facsimile or otherwise) notice thereof to the Trustee by the close of the first Business Day following any previously announced Expiration Date. Any termination or amendment of the Solicitation shall be effective upon written notice thereof from the Company to the Trustee. As promptly as practicable following any such extension, termination or amendment, notice thereof shall be given by the Company to each Holder by press release or other public announcement (or, at the election of the Company, by written notice to each Holder of the Notes). As promptly as practicable following the close of the purchase of NIF or a decision not to complete the purchase, notice thereof shall be given by the Company to each Holder by press release or other public announcement (or, at the election of the Company, by written notice to each Holder of the Notes).

MODIFICATIONS

    The Company is not bound by the language of the Proposed Amendments set forth in Exhibit 1. Until the closing of the purchase of the NIF Shares, the Company expressly reserves the right to modify, at any time or from time to time, the terms of this Solicitation and the Proposed Amendments in any manner it deems necessary or advisable, if the Company certifies that such modifications are not, in the aggregate, adverse to Holders of the Notes (compared to the terms of this Solicitation and the Proposed Amendments described herein). Consents given prior to such modifications will remain valid and effective and will constitute Consents to the Proposed Amendments, as so modified. The Company will not be obligated to deliver notice of such amendments to the Holders of the Notes prior to the Effective Date.

FAILURE TO OBTAIN REQUISITE CONSENTS OR TO PURCHASE NIF

    In the event that the Requisite Consents are not obtained by the close of the Solicitation Period, the Company does not have the Requisite Consents on the Effective Date or the Company is unable to complete the purchase of NIF, the Consents theretofore received will be voided and the Proposed Amendments will not be effectuated.

CONSENT PROCEDURES

    Only those persons who are Holders of the Notes as of August 6, 1999 (the Record Date), may execute and deliver a Consent. A beneficial owner of Notes who is not the Holder of such Notes on the Record Date (e.g., a beneficial holder whose Notes are registered in the name of a nominee such as a brokerage firm) must (i) arrange for the Holder to execute the Consent and deliver it to the Solicitation Agent on such beneficial owner's behalf or to such beneficial owner for forwarding to the Solicitation Agent by such beneficial owner or (ii) obtain a duly executed proxy from the Holder authorizing the beneficial holder to execute and deliver to the Solicitation Agent a Consent on behalf of such registered holder. A form of proxy that may be used for such purpose is included in the Consent.

    ANY BENEFICIAL OWNER OF NOTES HELD OF RECORD BY THE DEPOSITORY TRUST COMPANY ("DTC") OR ITS NOMINEE, THROUGH AUTHORITY GRANTED BY DTC ("BOOK ENTRY NOTES"), MAY DIRECT THE DTC PARTICIPANT THROUGH WHICH SUCH BENEFICIAL OWNER'S BOOK ENTRY NOTES ARE HELD IN DTC TO EXECUTE, ON SUCH BENEFICIAL OWNER'S BEHALF, OR MAY OBTAIN A PROXY FROM SUCH DTC PARTICIPANT AND EXECUTE DIRECTLY, AS IF SUCH BENEFICIAL OWNER WERE A REGISTERED HOLDER, A CONSENT WITH RESPECT TO BOOK ENTRY NOTES BENEFICIALLY OWNED BY SUCH BENEFICIAL OWNER ON THE DATE OF EXECUTION. FOR PURPOSES HEREOF, THE TERM "RECORD HOLDER" OR "REGISTERED HOLDER" SHALL BE DEEMED TO INCLUDE DTC PARTICIPANTS. A FORM OF PROXY WHICH MAY BE USED FOR THIS PURPOSE IS ATTACHED TO THE CONSENT.

    HOLDERS OF NOTES WHO WISH TO CONSENT TO THE PROPOSED AMENDMENTS SHOULD MAIL, HAND DELIVER, SEND BY OVERNIGHT COURIER OR FAX (CONFIRMED ON OR BEFORE THE EXPIRATION DATE BY PHYSICAL DELIVERY) THEIR PROPERLY COMPLETED AND EXECUTED CONSENTS TO THE SOLICITATION AGENT AT THE ADDRESS SET FORTH ON THE CONSENT IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND THEREIN.

    All Consents that are properly completed, signed and delivered to the Solicitation Agent will be given effect in accordance with the specifications thereof (unless such Consent is revoked prior to the Effective Date). If none of the boxes on the Consent are marked, but the Consent is otherwise properly completed and signed, the Holder will be deemed to have consented to the Proposed Amendments.

    A Consent must be executed by the Holders in exactly the same manner as such Holder(s) name appears on such Holder's Notes. If Notes to which a Consent relates are held of record by two or more joint holders, all such holders must sign the Consent. If a

Consent is signed by a trustee, executor, administrator, guardian, attorney-in-fact, or other person acting in a fiduciary capacity, such person must so indicate when signing and must submit with the Consent appropriate evidence of authority to execute the Consent. In addition, if a Consent relates to less than the total principal amount of Notes registered in the name of such Holder, the Holder must list the certificate numbers (if applicable) and principal amount of Notes registered in the name of such Holder to which the Consent relates. If Notes are registered in different names, separate Consents must be executed covering each form of registration. If a Consent is executed by a person other than the Holder, then it must be accompanied by the proxy set forth on the Consent duly executed by the Holder.

    All questions as to the validity, form, eligibility (including time of receipt) for Consent Fees and revocation of Consents will be determined by the Company in its sole discretion, which determination will be conclusive and binding subject to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. The Company reserves the absolute right to reject any or all Consents that are not in proper form or the acceptance of which would, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right, subject to such final review as the Trustee prescribes for proof of execution and ownership, to waive any defects or irregularities in connection with deliveries of a particular Consent. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as the Company determines. None of the Company, any of its affiliates, the Trustee, the Solicitation Agent or any other person shall be under any duty to give any notification of any such defects, irregularities or waivers, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consents will not be deemed to have been made until any irregularities or defects therein have been cured or waived. The Company's interpretation of the terms and conditions of this Solicitation shall be conclusive and binding.

REVOCATION OF CONSENTS

    Pursuant to the Indenture, only the Holder of Notes as of the Record Date is entitled to revoke a Consent previously given with respect to such Notes, notwithstanding any transfer of the Notes after the Record Date. Each properly completed and executed Consent will be counted, notwithstanding any transfer of the Notes to which such Consent relates, unless prior to the Effective Date the Solicitation Agent receives written notice of revocation from the Holder of such Notes as of the Record Date. Consequently, the purchaser of a Note with respect to which a Consent has been delivered by the Holder thereof will be bound by such Consent.

    A notice of revocation of a Consent must indicate the certificate number or numbers of the Note(s) to which such revocation relates (or information sufficient to enable the Company to identify such Note (s)), as well as the aggregate principal amount represented by such Note(s). A properly executed Consent with the "Does Not Consent" box marked, submitted in accordance with the foregoing procedures, will be treated as a revocation of a Consent.

    A revocation of a Consent shall be effective only as to the Notes listed on the revocation and only if such revocation complies with the provisions of this Solicitation Statement. If a revocation is signed by a trustee, executor, administrator, guardian, attorney-in-fact, or other person acting in a fiduciary capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the revocation. A beneficial owner of Notes who is not the Holder of such Notes as of the Record Date must (i) arrange with the Holder as of the Record Date to execute and deliver either to the Solicitation Agent on such beneficial owner's behalf, or to such beneficial owner for forwarding to the Solicitation Agent by such beneficial owner, a revocation of any Consent already given with respect to such Notes or (ii) obtain a duly executed proxy from the Holder as of the Record Date authorizing such beneficial holder to act on behalf of such Holder as to such Consent.

    The Company reserves the right to contest the validity of any revocation, and all questions as to validity (including time of receipt) of any revocation will be determined by the Company in its sole discretion, which determination will be conclusive and binding subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership. None of the Company, any of its affiliates, the Trustee, the Solicitation Agent or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such notification.

SOLICITATION AGENT

    The Company has retained ChaseMellon Consulting as the Solicitation Agent in connection with this Solicitation. In such capacity the Solicitation Agent will solicit and collect Consents, may request brokers, dealers, commercial banks, trust companies and other nominees to forward this statement and related materials to beneficial owners of Notes, and will respond to inquiries of Holders of the Notes. The Solicitation Agent will receive a fee for its services as such and the Company has agreed to reimburse the Solicitation Agent for certain expenses incurred in connection with this Solicitation.

    Requests for additional copies of this Solicitation Statement and the Consent and other related documents should be directed to the Solicitation Agent:

                     ChaseMellon Consulting
                        450 West 33rd St.
                           14th Floor
                    New York, New York 10001
                      Attn:  Peter Henshaw
                      Tel:  (212) 273-8035
                      Fax:  (212) 273-8100

FINANCIAL ADVISOR

    The Company has retained PaineWebber Incorporated ("PaineWebber" or the "Financial Advisor") as its financial advisor in connection with this Solicitation. The Financial Advisor has not been retained to render an opinion as to the fairness of this Solicitation. PaineWebber will receive a fee in connection with this Solicitation and will be reimbursed for its reasonable out-of-pocket expenses. The Company has agreed to indemnify the Financial Advisor against certain liabilities and expenses, including liabilities under securities laws, in connection with this Solicitation.

    Questions with respect to the terms of this Solicitation should be directed to:

                    PaineWebber Incorporated
                   1285 Avenue of the Americas
                       New York, NY  10019
              Mark Bernstein                Dana Sands
          Tel:  (212) 713-4789         Tel:  (212) 713-4066
                      Fax:  (212) 713-9684

MISCELLANEOUS

    The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Solicitation Statement and related documents to the beneficial owners of the Notes and in handling or forwarding deliveries of Consents by their customers.

ADDITIONAL INFORMATION

    The Company is subject to the information requirements of the
Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") applicable to "foreign private issuers." In addition, the Company is required by the Indenture to file with the Securities and Exchange Commission (the "Commission") Annual

Reports on Form 20-F, including annual financial statements audited by an internationally recognized independent public accountant with respect to such year and prepared in accordance with U.S. GAAP, Reports on Form 6-K containing unaudited consolidated financial statements (including a balance sheet and statements of income, changes in stockholders' equity and cash flows, for and as of the end of each of the first three quarters of each fiscal year and, in respect of the statements of income and cash flows, for the period between the end of the preceding fiscal year and the end of the most recent fiscal quarter (with comparable financial statements for such periods of the immediately preceding fiscal year)) and a related Management's Discussion and Analysis of Financial Condition and Results of Operations, and after the occurrence of an event required to be therein reported, such other Reports on Form 6-K containing substantially the same information required to be contained in a Report on Form 8-K. Such material may also be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.

    Holders of the Notes may refer to the following documents filed with the Commission pursuant to the Exchange Act, which are incorporated herein by reference: (1) the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 1998 and (2) the Company's Reports on Form 6-K containing its quarterly reports for the periods ended December 31, 1998, and March 31, 1999. Holders of the Notes are encouraged to consult with their own counsel and tax and financial advisers regarding the effects of the Proposed Amendments. ON OR AFTER AUGUST 27, 1999, THE SOLICITATION AGENT WILL ADVISE HOLDERS UPON REQUEST WHETHER THE REQUISITE CONSENTS HAVE BEEN OBTAINED AND/OR WHETHER THE SOLICITATION PERIOD HAS BEEN EXTENDED.

                CERTAIN INCOME TAX CONSIDERATIONS

          UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

         The following discussion summarizes the principal United States federal income tax consequences arising out of the proposed transactions described in this Solicitation Statement that are expected to apply to the Holders of Notes. The discussion is based upon existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the existing Treasury Regulations promulgated thereunder, and the current judicial and administrative interpretations thereof as in effect on the date of this Solicitation Statement, all of which are subject to possible prospective or retroactive change. The discussion does not address all aspects of United States federal income taxation that may be relevant to particular Holders in light of their personal investment or tax circumstances or to certain types of Holders subject to special treatment under the United States federal income tax laws (for example, financial institutions, insurance companies, non-United States persons and entities, tax-exempt entities, broker-dealers and taxpayers subject to the alternative minimum tax). The discussion further assumes that Holders hold their Notes as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Code. Finally, the discussion below does not address any state, local or foreign income tax consequences is therefore included herein for general information only. EACH HOLDER IS ADVISED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTIONS DESCRIBED IN THIS SOLICITATION STATEMENT, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

CONSEQUENCES OF THE PROPOSED AMENDMENTS

         In June, 1996, the Treasury Department issued final regulations (the "Regulations") dealing with the tax consequences of the modification of debt instruments. Under the Regulations, the modification of the terms of an existing debt instrument, including by means of an amendment, will result in a deemed taxable exchange of the old instrument for a new modified instrument if the modification constitutes a "significant modification." The Company believes that the Proposed Amendments will not be regarded as a significant modification within the meaning of the Regulations, and the Company therefore intends to treat the Notes as not having been exchanged for new notes.

TREATMENT OF THE CONSENT FEE

    While not entirely clear under current U.S. federal income tax laws, the Company believes that a Consent Fee received by a Holder that executes and timely delivers a Consent to the Proposed Amendments should be treated for United States federal income tax purposes as ordinary income at the time it accrues or is paid in accordance with the Holder's method of accounting for such purposes.

BACKUP WITHHOLDING

         Certain noncorporate holders of Notes may be subject to backup withholding at the rate of 31% with respect to receipt of the Consent Fee. Generally, backup withholding is applied only when: (a) the taxpayer (i) fails to furnish or certify its correct taxpayer identification number (which, in the case of an individual, would be his or her social security number) to the payor in the manner required, or (ii) under certain circumstances, fails to certify that it has not been notified by the IRS that it is subject to backup withholding for failure to report certain payments, or (b) the IRS has notified the payor that the taxpayer identification number furnished by the taxpayer is incorrect or has otherwise notified the payor that backup withholding is required. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Holders' federal income tax liability, provided that such Holder furnishes certain required information to the IRS.

                                                        EXHIBIT 1


                  SUPPLEMENT NO. 2 TO INDENTURE


         Supplement No. 2, dated as of _____________, 1999 ("Supplement No. 2") to the Indenture, dated as of June 19, 1998, as amended (the "Indenture"), between Cenargo International plc (the "Company"), the Subsidiary Guarantors (as defined therein) and Bankers Trust Company, as Trustee. Terms not defined herein shall have the meaning set forth in the Indenture.

                           WITNESSETH

         WHEREAS, the Company has requested that the Indenture be amended to make certain changes to permit the Company to purchase Norse Irish Ferries Limited ("NIF") which operates vessels in the Irish Sea ferry market, and the Eaglescliffe Logistics Center ("Eaglescliffe"), such amendments to be made with the consent of the majority of registered holders of the Company's 9 3/4% First Priority Ship Mortgage Notes due 2008 (the "Holders").

         NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

         1. Definitions. Unless otherwise amended by the terms of this Supplement No. 2, capitalized terms used but not defined herein shall have the respective meanings assigned to them as set forth in the Indenture.

         2.   Authority for this Supplement No. 2.  This
Supplement No. 2 is entered into by the parties hereto pursuant to and in accordance with the terms and conditions set forth in
Section 9.02 of the Indenture.

         3. Amendments. The Indenture is hereby amended as follows:

         (a)   Add the following definitions to Section 1.01
               DEFINITIONS:

               "Eaglescliffe Collateral" consists of the land and buildings that comprise the Eaglescliffe Logistics
               Center ("Eaglescliffe"), located in Stockton on Tees, England.

         (b) Amend the definition of "Collateral" by inserting at the end of the definition the following: "and
               (6) all of the Company's right, title and interest in (i) the issued and outstanding A and B share capital of Norse Irish Ferries Limited ("NIF") that were purchased by the Company (the "NIF Shares"), (ii) NIF's assets and accounts receivable and (iii) the Eaglescliffe Collateral (as defined below)."

         (c) Delete the definition of "Independent Appraiser" in its entirety and replace it with the following:

               "Independent Appraiser" means a Person (i) engaged in a business which includes appraising ships from time to time or, for the appraisal of NIF, engaged in a business which includes the appraisal of companies or, for the appraisal of Eaglescliffe, engaged in a business which includes appraising real estate and (ii) who (a) is in fact independent of the parties to the transaction in question and their Affiliates, (b) does not have any direct financial interest or any material indirect financial interest in Cenargo or any of its Restricted Subsidiaries or any of their respective Affiliates and (c) is not connected with Cenargo, any of the Restricted Subsidiaries or any such Affiliates as an officer, director, employee, promoter, underwriter, trustee, partner or person performing similar functions.

         (d)   Delete the definition of "Qualified Substitute
               Vessel" in its entirety and replace it with the following:

               "Qualified Substitute Vessel" means, as of any date, (x) if the vessel is a ship, one or more ships which (i) are not Mortgaged Vessels as of such date, (ii) will be, upon acquisition thereof, wholly owned by Cenargo or a Wholly Owned Restricted Subsidiary and (iii) are registered under the laws of Eligible Jurisdictions, (y) NIF or (z) Eaglescliffe.

         (e) Delete the definition of "Security Agreements" in its entirety and replace it with the following:

               "Security Agreements" includes the Mortgages, the Assignments of Contract Rights, the Assignments of Freights and Hires and the Manager's Subordination Letters; in respect of NIF, a pledge of the NIF Shares and a first priority fixed and floating charge over all assets and accounts receivable of NIF; in respect of Eaglescliffe, a first priority fixed and floating charge over the Eaglescliffe Collateral; in respect of the m.v. Moondance, a tripartite agreement among Proofbrand Limited, Seatruck Ferries Limited and the Trustee and an assignment of charter earnings and other earnings between Proofbrand Limited and the Trustee; and all additional security agreements executed pursuant to Section 2.13 of this Indenture.

         (f) Delete the definition of "Vessel" in its entirety and replace it with the following:

               "Vessel" means (x) a ship owned by and registered (or to be owned by and registered) in the name of Cenargo and any of its Subsidiaries or operated by Cenargo or any of its Subsidiaries pursuant to a lease or other operating agreement constituting a Capital Lease Obligation or a U.K. Tax Lease, (y) NIF or (z) Eaglescliffe, in each case together with any related equipment, fixtures, and additions or improvements.

         (g) Section 4.21 is amended by adding the following language:

         (i) to the end of Subsection (b) after "with respect to the Qualified Substitute Vessel;" the following: "and if the Qualified Substitute Vessel is NIF, (x) a fully executed, first priority, fixed and floating charge over all of NIF's assets and accounts receivable in appropriate form for recording or registration in the appropriate governmental offices if required by applicable law in order to perfect the security interests therein created and (y) a pledge of the NIF Shares; and if the Qualified Substitute Vessel is Eaglescliffe, a first priority fixed and floating charge over the Eaglescliffe Collateral, in favor of the Trustee."

         (ii) To the end of Subsection (c), the words "except when the Qualified Substitute Vessel is NIF or Eaglescliffe."

         (iii) In Subsection (d), the words ", NIF or
               Eaglescliffe" after the words "of such vessels."

         (iv) To the end of Subsection (e), the words "except when the Qualified Substitute Vessel is NIF or Eaglescliffe."

         (v) To the end of Subsection (f), the words "except when the Qualified Substitute Vessel is NIF or Eaglescliffe."

         (vi) To the end of Subsection (i), the following: "or if the Qualified Substitute Vessel is NIF, a signed Opinion or Opinions of Counsel to the Company (a) expert in the laws of the jurisdiction where the fixed and floating charge over NIF's assets and accounts receivable and the pledge of the NIF Shares and the fixed and floating charge over the Eaglescliffe Collateral are to be recorded or otherwise perfected and (b) expert in the laws of the jurisdiction governing each of its other Security Agreements with respect to NIF and Eaglescliffe, and (c) expert in the laws of the jurisdiction of incorporation of NIF, in each case substantially to the effect of the corresponding opinions delivered in connection with the Mortgages and other Security Documents at the time of initial issuance of the Securities."

         4. Governing Law. This Supplement No. 2 shall be governed by, and construed in accordance with, the laws of the State of New York, but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

         5. Effectiveness. Except as expressly modified, amended or supplemented hereby, the Indenture shall remain in full force and effect.

         6. Counterparts. This Supplement No. 2 may be executed in any number of counterparts, and by different parties hereto on separate counterparts, each of which, when so executed and delivered shall be an original but all such counterparts shall together constitute but one and the same instrument.

    IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Supplement No. 2 to be duly executed and delivered as of the date first above written.

CENARGO INTERNATIONAL PLC

By:_____________________________
Name:
Title:

                       BELFAST FREIGHT FERRIES LIMITED
                       CENARGO BROKING SERVICES LIMITED
                       CENARGO FAST FERRIES (NO. 2) PLC

                       CENARGO FINANCE LIMITED
                       CENARGO LIMITED
                       CENARGO MARINE LIMITED
                       CENARGO NAVIGATION (HONG KONG) LIMITED
                       CENARGO NAVIGATION LIMITED
                       CENARGO PROPERTY LIMITED
                       CENARGO SHIPPING LIMITED
                       DUNCAN INTERNATIONAL TRADING LIMITED
                       FERRIMAROC LIMITED
                       FLOOD (STEVEDORES) LIMITED
                       J. LEETE & SON LIMITED
                       IMPERIAL WHARF CO. (GREENWICH) LIMITED
                       ISOLINE LIMITED
                       MERCHANT FERRIES (HOLDINGS) LIMITED
                       MERCHANT FERRIES LIMITED
                       MERCHANT FERRIES (IRELAND) LIMITED
                       M.T.S. (SHIPPING) LIMITED
                       PROOFBAND LIMITED
                       SCRUTTONS ADVANCE MATERIALS LIMITED
                       SCRUTTONS FINANCE LIMITED
                       SCRUTTONS INTERNATIONAL LIMITED
                       SCRUTTONS MALTBY LIMITED
                       SCRUTTONS (NI) LIMITED
                       SCRUTTONS OVERSEAS HOLDINGS LIMITED
                       SCRUTTONS PLC
                       SCRUTTONS SECURITY GROUP LIMITED
                       VICTORIA DEEP WATER TERMINAL LIMITED


By:      _______________________________
Name:
Title:

BANKERS TRUST COMPANY, not in its individual capacity, but solely as Trustee.

By:_____________________________
Name:
Title:

                             Exhibit D

                    CENARGO INTERNATIONAL PLC

       SUPPLEMENT NO. 1 TO CONSENT SOLICITATION STATEMENT

                   SOLICITATION OF CONSENTS TO
              PROPOSED AMENDMENTS TO THE INDENTURE
                          GOVERNING ITS
            9 3/4% FIRST PRIORITY SHIP MORTGAGE NOTES
                        DUE JUNE 15, 2008

THIS IS SUPPLEMENT NO. 1 TO THE CONSENT SOLICITATION STATEMENT DATED AUGUST 9, 1999 (THE "SOLICITATION STATEMENT"). SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE SOLICITATION STATEMENT, AS MODIFIED HEREBY AND FROM TIME TO TIME, CENARGO INTERNATIONAL PLC (THE "COMPANY") WILL ACCEPT ALL PROPERLY COMPLETED, EXECUTED AND DATED CONSENT FORMS (THE "CONSENTS") RECEIVED BY CHASEMELLON SHAREHOLDER SERVICES, L.L.C. (THE "SOLICITATION AGENT") (AND NOT SUBSEQUENTLY REVOKED) AFTER 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 9, 1999 AND AT OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 17, 1999 (AND, AS SUCH TIME AND DATE MAY BE FURTHER EXTENDED AT THE COMPANY'S OPTION, THE "EXPIRATION DATE"; SUCH PERIOD, AS IT MAY BE SO EXTENDED, THE "SOLICITATION PERIOD"), FROM REGISTERED HOLDERS ("HOLDERS") OF THE COMPANY'S 9 3/4% FIRST PRIORITY SHIP MORTGAGE NOTES DUE JUNE 15, 2008 (THE "NOTES").
THE COMPANY WILL NOT BE OBLIGATED TO ACCEPT ANY CONSENTS RECEIVED AFTER THE CLOSE OF THE SOLICITATION PERIOD. ONLY REGISTERED HOLDERS OF RECORD OF THE NOTES AS OF 5:00 P.M., NEW YORK CITY TIME ON AUGUST 6, 1999 (THE "RECORD DATE"), AS REFLECTED IN THE RECORDS OF BANKERS TRUST COMPANY (THE "TRUSTEE"), OR A BENEFICIAL OWNER WHO HAS COMPLIED WITH THE PROCEDURES SET FORTH IN THE "INSTRUCTIONS FOR HOLDERS" CONTAINED IN THE CONSENT ENCLOSED WITH THE SOLICITATION STATEMENT, WILL BE ELIGIBLE TO CONSENT TO THE PROPOSED AMENDMENTS OR TO RECEIVE THE CONSENT FEE WITH RESPECT THERETO. CONSENTS MAY BE REVOKED AT ANY TIME PRIOR TO THE EFFECTIVE DATE.

         The terms of the Solicitation, are hereby amended and modified in the manner set forth in this supplement ("Supplement No. 1"). All terms and conditions set forth in the Solicitation Statement which are not expressly amended or modified herein shall remain in effect. The Solicitation Statement is hereby incorporated by reference in its entirety.

         Unless defined herein or the context otherwise requires, capitalized terms used herein shall have the meanings assigned to such terms in the Indenture and the Solicitation Statement.

     THE DATE OF THIS SUPPLEMENT NO. 1 IS SEPTEMBER 10, 1999

                    CENARGO INTERNATIONAL PLC


         SUPPLEMENT NO. 1 TO THE SOLICITATION STATEMENT

INTRODUCTION

         The Solicitation Statement has been amended and modified by the Company as set forth herein.

         The terms of the Solicitation are amended hereby as follows:

         --   the Expiration Date is extended to September 17,
              1999, and

         -- the Consent Fee to be paid by the Company is increased from $15 to $20 for each $1,000 in principal amount of the Notes with respect to which a Consent is received as of the Expiration Date and not revoked as of the Effective Date.

    In addition, the Proposed Amendments to the Indenture have been modified hereby as follows (such Proposed Amendments, as modified hereby, being referred to as the "Proposed Amendments, as modified"):

         -- to reduce the date by which the Company has agreed to file its Annual Reports on Form 20-F from 120 days to 90 days after the end of each fiscal year;

         -- to reduce the date by which the Company has agreed to file its quarterly reports on Form 6-K from 60 days to 45 days after the end of each of the first three fiscal quarters each fiscal year;

         --   to reduce the aggregate amount of distributions
              (Restricted Payments) the Company may make to its shareholders by $10 million;

         -- to provide that upon the sale of a Mortgaged Vessel, the funds applied to the collateral pool will be the GREATER OF the Sale Redemption Amount (the amount presently required to be applied) and the Net Available Cash received from the sale of such Mortgaged Vessel; and

         -- to reflect a revision in the permitted application of the Escrow Funds such that the amount of Escrow Funds to be applied to the acquisitions of NIF and Eaglescliffe will be reduced to $24.1 million from

              $32.0 million in the aggregate, with the balance of the Escrow Funds ($13.7 million) to be applied to the purchase of two Qualified Substitute Vessels, as currently permitted pursuant to the Indenture.

    These changes to the Solicitation and the Proposed Amendments are designed to induce the Holders of a majority of the aggregate principal amount of the Notes to consent to the Proposed Amendments, as modified. The Company believes that the Proposed Amendments, as modified, are in the best interests of both the Company and the Holders of the Notes.

HOLDERS MAY ONLY CONSENT TO ALL OF THE PROPOSED AMENDMENTS, AS MODIFIED, WHICH INCLUDE THE PROPOSED AMENDMENTS DESCRIBED IN THE SOLICITATION STATEMENT AND THE CHANGES TO THE PROPOSED AMENDMENTS TO THE INDENTURE DESCRIBED IN THIS SUPPLEMENT NO. 1. THE PROPOSED AMENDMENTS, AS MODIFIED, ARE BEING PRESENTED AS ONE PROPOSAL, AS MORE FULLY DESCRIBED IN THE REVISED FORM OF SUPPLEMENT NO. 2 TO THE INDENTURE, ANNEXED HERETO AND MARKED FOR CHANGES FROM THAT ATTACHED TO THE SOLICITATION STATEMENT. CONSEQUENTLY, THE DELIVERY OF A CONSENT BY A HOLDER OF NOTES IS A CONSENT TO ALL OF THE PROPOSED AMENDMENTS, AS MODIFIED.
THIS SUPPLEMENT NO. 1 INCORPORATES BY REFERENCE THE COMPLETE SOLICITATION STATEMENT. ALL TERMS OF THE SOLICITATION STATEMENT NOT EXPRESSLY AMENDED OR MODIFIED HEREIN REMAIN IN EFFECT.

THE CHANGES TO THE TERMS OF THE SOLICITATION MADE BY THIS
SUPPLEMENT NO. 1 ARE AS FOLLOWS:

    EXPIRATION DATE; SOLICITATION PERIOD

    The Expiration Date has been extended to 5:00 P.M., New York
City time, on September 17, 1999, unless extended again at the Company's option.

    The Solicitation Period will end at the Expiration Date.

    The purpose of this extension is to give the Holders of the Notes sufficient time to consider and consent to the Proposed
Amendments, as modified by the additional proposed amendments to the Indenture set forth herein.

    CONSENT FEE

    The Consent Fee being offered by the Company has been raised from $15 to $20.

    Subject to the terms and conditions set forth in the Solicitation Statement, the Company will make a payment of $20 in cash for each $1,000 in principal amount of Notes for which a validly delivered and unrevoked Consent has been received by the

Solicitation Agent at or prior to the end of the Solicitation Period from the Holder thereof on the Record Date, provided, however, that no Consent Fee shall be paid unless the Proposed Amendments, as modified, are effectuated. If the Consent of a Holder is not accepted pursuant to the Solicitation, or such Holder's Consent is either received after, or revoked and not properly redelivered at or prior to, the end of the Solicitation Period, such Holder will not receive the Consent Fee, even though the Proposed Amendments, as modified, if effected, will be effective as to such Holder's Notes. Please refer to the section labeled "Solicitation Procedures," beginning on page 10 of the Solicitation Statement.

    As noted, the Company will pay the Consent Fee only if
(1) the Holders of a majority in principal amount of the Notes submit Consents and (2) the Proposed Amendments, as modified, are effectuated.

EFFECT OF A CONSENT

    The Proposed Amendments, as modified, are being presented as one proposal, as more fully described in the revised form of Supplement No. 2 to the Indenture, annexed hereto and marked for changes from that attached to the Solicitation Statement. Consequently, the delivery of a Consent by a Holder of Notes is a consent to all of the Proposed Amendments, as modified, including the additional proposed amendments set forth in this Supplement No. 1.

    Pursuant to the Indenture, the consent of the Holders of a majority of the aggregate principal amount of the Notes is required to effectuate the Proposed Amendments, as modified.

THE MODIFICATIONS  MADE BY THIS SUPPLEMENT NO. 1 TO THE PROPOSED
AMENDMENTS ARE AS FOLLOWS:

    CHANGE TO TIMELY PERIODIC REPORTING REQUIREMENT

    The Company is currently required by Section 4.02 of the Indenture to file with the SEC and provide the Trustee and Holders (i) an Annual Report on Form 20-F within 120 days after the end of each fiscal year and (ii) a quarterly report on Form 6-K within 60 days after the end of each of the first three fiscal quarters of each fiscal year. The Company hereby proposes amending Section 4.02 to reduce the time before which the Company must release these periodic reports to 90 days for Annual Reports and 45 days for quarterly reports. These changes will bring the Company in line with the timing requirements to which U.S. domestic corporations are subject for annual and quarterly reports pursuant to the Securities Exchange Act of 1934.

    ELIMINATION OF $10 MILLION OF RESTRICTED PAYMENTS

    Restricted Payments, as defined in the Indenture, include dividends and distributions to equity holders, payments to redeem outstanding equity for value, repayments of loans that are subordinate to the Notes, and investments that are not otherwise permitted under the Indenture. Pursuant to Section 4.04(E) of the Indenture, the Company is currently permitted to make $10 million of Restricted Payments. The Company proposes eliminating that $10 million basket of permissible Restricted Payments.

    INCREASE THE AMOUNT REQUIRED TO BE APPLIED TO COLLATERAL UPON
THE SALE OF A MORTGAGED VESSEL

    Presently, the Indenture requires that upon the sale of a Mortgaged Vessel, the Company must apply funds equal to the Sale Redemption Amount to the Collateral and that such amount must be used to purchase a Qualified Substitute Vessel or to redeem Securities. Any remaining sale proceeds were available to the Company on an unrestricted basis. The proposed amendment to the Indenture would require that the Company apply to the Collateral funds equal to THE GREATER OF the Sale Redemption Amount and the Net Available Cash received, following the sale of a Mortgaged Vessel. If effected, this amendment will require that at least the entire amount of the net proceeds received by the Company from the sale of a Mortgaged Vessel be applied to purchases of new Collateral.

    APPLICATION OF ESCROW FUNDS

    The Escrow Funds currently aggregate $37.8 million.  The
Company proposes to utilize the $37.8 million to acquire NIF, Eaglescliffe and the vessels RIVER LUNE and SAGA MOON, as described below.

    The Company proposes to use $24.1 million of the Escrow Funds to partially fund the purchases of NIF and Eaglescliffe. Specifically, the Company proposes to use (i) $18.5 million of the Escrow Funds to partially fund the purchase of NIF and (ii) $5.6 million of the Escrow Funds to fund the entire purchase of Eaglescliffe. This constitutes a reduction in the amount of Escrow Funds to be applied to the acquisitions of NIF and Eaglescliffe from an aggregate of $32.0 million set forth in the Solicitation Statement. The Company anticipates using approximately $24.4 million of unrestricted cash to fund the balance of the cost of purchase of NIF as well as consent fees to be paid to the Holders and related transaction expenses.

    The Company, by November 15, 1999, will utilize the balance of $13.7 million of Escrow Funds to acquire the vessels RIVER LUNE and SAGA MOON, two roll-on, roll-off (or "RoRo") vessels currently employed on the Company's Heysham to Dublin route. The RIVER LUNE and SAGA MOON are both Qualified Substitute Vessels, and the application of the Escrow Funds to their purchase is currently permitted by the Indenture. The market value of the two vessels is $15.5 million. Under the terms of the Indenture, these assets will upon their acquisition constitute collateral securing the Notes.

    The employment of the vessels RIVER LUNE and SAGA MOON by the Company is currently financed through capitalized leases. The Company believes that the acquisition of the vessels will result in a reduction of $3.0 million in annual expenses related to the operation of the vessels for the term of the leases and will eliminate $12.7 million of capitalized lease obligations from the Company's balance sheet. The immediate effect of the purchases will, therefore, be to increase cash flow and to reduce indebtedness.

THE FORMS OF CONSENT AND PROXY WHICH WERE ENCLOSED WITH THE SOLICITATION STATEMENT REMAIN VALID AND SHOULD BE USED BY THOSE HOLDERS AND BENEFICIAL OWNERS OF NOTES WHO WISH TO CONSENT TO THE PROPOSED AMENDMENTS, AS MODIFIED. PLEASE REFER TO THE SECTION LABELED "SOLICITATION PROCEDURES: CONSENT PROCEDURES," ON PAGE 11 OF THE SOLICITATION STATEMENT FOR COMPLETE INSTRUCTIONS.

    Requests for additional copies of this Supplement No. 1, the Solicitation Statement and the Consent and other related documents should be directed to the Solicitation Agent:

                     ChaseMellon Consulting
                        450 West 33rd St.
                           14th Floor
                    New York, New York 10001
                      Attn:  Peter Henshaw
                      Tel:  (212) 273-8035
                      Fax:  (212) 273-8100

    Questions with respect to the terms of this Solicitation should be directed to:

                    PaineWebber Incorporated
                   1285 Avenue of the Americas
                       New York, NY  10019
                         Mark Bernstein
                      Tel:  (212) 713-4786
                      Fax:  (212) 713-9684

                            Exhibit E

                    CENARGO INTERNATIONAL PLC




      CONSENTS TO AMENDMENT OF THE INDENTURE GOVERNING ITS
   9 3/4% FIRST PRIORITY SHIP MORTGAGE NOTES DUE JUNE 15, 2008

              BEFORE COMPLETING THIS CONSENT FORM,
         PLEASE READ THE INSTRUCTIONS SET FORTH HEREIN.

    The undersigned is a registered holder as of the close of business on August 6, 1999 (a "Holder"), of 9 3/4% First Priority Ship Mortgage Notes due June 15, 2008 ( the "Notes") of Cenargo International Plc (the "Company"), issued under an indenture dated as of June 19, 1998 (the "Indenture") between the Company, the Subsidiary Guarantors (as defined therein) and Bankers Trust Company, as trustee (in such capacity, the "Trustee"), which Notes are identified on Exhibit A hereto.

                 CONSENT TO PROPOSED AMENDMENTS

    As a Holder of such Notes, the undersigned hereby:

           CONSENTS  /  /       DOES NOT CONSENT  /  /

to the proposed amendments (the "Proposed Amendments") to be made to the Indenture described in the Solicitation Statement
(hereinafter defined) in consideration of the Consent Fee.

    The Proposed Amendments are described in the Company's Consent Solicitation Statement dated August 9, 1999 (the "Solicitation Statement"). If no election is specified, any otherwise properly completed and signed consent form (the "Consent") will be deemed a consent to the Proposed Amendments. By execution hereof, the undersigned acknowledges receipt of the Solicitation Statement and the exhibits and schedules thereto.

    Such Consent is given hereunder in consideration of the Consent Fee as described in the Solicitation Statement, which is contingent on receipt of the Requisite Consents (hereinafter defined) and such Holder's Consent.

    Upon receipt by the Company prior to the Expiration Date of Consents to the Proposed Amendments from the Holders of at least a majority in aggregate principal amount of the Notes not owned by the Company or any of its subsidiaries or affiliates (the Requisite Consents), and subsequent presentation of the Requisite Consents to the Solicitation Agent, the Company will proceed with the purchase of NIF in accordance with the terms of the Agreement. On the Effective Date, the Trustee, the Company and the Subsidiary Guarantors will execute an amendment to the Indenture in the form of Supplement No. 2 to the Indenture evidencing the Proposed Amendments. The Proposed Amendments will become effective on the Effective Date (as defined in the Solicitation Statement).

    Notwithstanding anything else contained herein, no Consent
Fee will be made to any holder of Notes unless at the Effective
Date the Company has the Requisite Consents and the purchase of NIF is completed.

    Unless otherwise specified by the undersigned, this Consent relates to all Notes of which the undersigned is the Holder. If this Consent relates to less than the aggregate principal amount of Notes registered in the name of the Holder(s) list only the certificate or account numbers and principal amounts of Notes to which this Consent relates on Exhibit A attached hereto. Otherwise, this Consent will be deemed to relate to the aggregate principal amount of Notes registered in the name of such Holder(s) or Participant(s).

    A Consent hereby given, if effective, will be binding upon the Holder of the Notes who gives such Consent and upon any subsequent transferee or transferees of such Notes, subject only to revocation by the delivery of a written notice of revocation from the Holder thereof prior to the Effective Date, executed and filed in the manner described in the Solicitation Statement.

    This fully completed and executed Consent should be mailed, hand delivered, sent by overnight courier, or telecopied
(confirmed by physical delivery), to:

                            By Mail:
                ChaseMellon Shareholder Services
                           PO Box 3301
                   South Hackensack, NJ  07606
                Attn:  Reorganization Department

                            By Hand:
                ChaseMellon Shareholder Services
                          120 Broadway
                           13th Floor
                       New York NY  10271
                Attn:  Reorganization Department

                          By Overnight:
                ChaseMellon Shareholder Services
               85 Challenger Road, Mail Drop-Reorg
                   Ridgefield Park, NJ  07660
                Attn:  Reorganization Department

             Facsimile Transmission: (201) 296-4293
                (for eligible institutions only)

        Confirm facsimile by telephone ONLY(201) 296-4860

    CONSENTS MUST BE RECEIVED BY THE SOLICITATION AGENT AS
SPECIFIED ABOVE, BEFORE 5:00 P.M. NEW YORK CITY TIME, ON AUGUST
27, 1999, UNLESS THE EXPIRATION DATE IS EXTENDED.

Date:


_________________________________
    Signature(s) of Holder(s)


_________________________________
    Signature(s) of Holder(s)


(WHEN SIGNING AS AN ATTORNEY, TRUSTEE OR GUARDIAN, PLEASE GIVE
YOUR FULL TITLE AS SUCH)

INSTRUCTIONS FOR EXECUTION BY BENEFICIAL OWNERS OF NOTES WHICH
ARE HELD OF RECORD BY DEPOSITORY TRUST COMPANY ("DTC") OR ITS
NOMINEE:

    Any beneficial owner of Notes held of record by DTC or its nominee, through authority granted by DTC, may direct the DTC Participant through which such beneficial owner's Notes are held in DTC to execute, on such beneficial owner's behalf, or may obtain a proxy from such DTC Participant and execute directly, as if such beneficial owner were a Holder, a Consent with respect to Notes beneficially owned by such beneficial owner on the date of execution. For purposes hereof, the term "record holder" or "Holder" shall be deemed to include DTC Participants. A form of proxy which may be used for this purpose is attached to this Consent.

    ACCORDINGLY, EITHER (I) DTC PARTICIPANTS WHO ARE BENEFICIAL OWNERS OR DIRECTED BY BENEFICIAL OWNERS SHOULD SIGN ABOVE OR
(II) BENEFICIAL OWNERS WHO HAVE OBTAINED A PROXY FROM A DTC PARTICIPANT SHOULD SIGN ABOVE AS AN ATTORNEY-IN-FACT FOR SUCH DTC PARTICIPANT.

                           INSTRUCTION

                    IMPORTANT--READ CAREFULLY

    This Consent must be executed by the Holder(s) in exactly the same manner as the name(s) appear(s) on their Notes. Joint owners must all sign. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact or other person acting in a fiduciary capacity, such person should so indicate when signing and should submit to the Company appropriate evidence (satisfactory to the Company) of such person's authority so to act. Signatures need not be guaranteed if the person executing the Consent is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of a medallion program approved by the Securities Transfer Association, Inc. (each being hereinafter referred to as an "Eligible Institution") or if the person executing the Consent is the Holder of the Notes. IN ALL OTHER CASES, ALL SIGNATURES MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. If Notes owned by a Holder are registered in different names, separate Consents must be executed covering each form of registration.

                    IMPORTANT TAX INFORMATION

    Under the federal tax law, payments that are made to a Holder with respect to its Consent may be subject to backup withholding. A Holder whose Consent is accepted is required by law to provide the Company with his, her or its correct taxpayer identification number on Substitute Form W-9 attached in order to avoid backup withholding. If such Holder is an individual, the taxpayer identification number is his or her social security number. In addition, if the Company is not provided with the correct taxpayer identification number, the Holder may be subject to a $50 penalty imposed by the Internal Revenue Service.

    Exempt Holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that Holder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt status. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions.

    If backup withholding applies, the Company is required to withhold 31 percent of any such payments made to the Holder. Backup withholding is not an additional tax. Rather, the tax withheld pursuant to the backup withholding rule will be available as a credit against such person's overall tax liability. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

WHAT NUMBER TO GIVE THE COMPANY

    The Holder is required to give the Company the taxpayer identification number of the Holder of the Notes. If the Notes are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 to determine which number to report.

                      DESCRIPTION OF NOTES
____________________________________________________________________________
Name(s) and Address(es)              Certificate(s) as to which Consent
 is Given                                         of Holders
                                   (Attach additional list, if necessary)
____________________________________________________________________________
                                              Aggregate         Principal
                                              Principal          Amount
                                             Amount of          of Notes
                             Certificate  Notes Represented    as to which
                              Number(s)   by Certificate(s) Consent is Given
____________________________________________________________________________

         FORM OF PROXY WITH RESPECT TO THE SOLICITATION

         The undersigned hereby irrevocably appoints
_________________________ as attorney and proxy of the
undersigned, with full power of substitution, to execute and deliver the Consent on which this form of proxy is set forth with respect to the Notes consisting of 9 3/4% First Priority Mortgage Notes due June 15, 2008 of Cenargo International Plc in accordance with the terms of the Solicitation described in the Solicitation Statement dated August 9, 1999, with all the power the undersigned would possess if consenting personally. THIS PROXY IS IRREVOCABLE AND IS COUPLED WITH AN INTEREST AND SHALL EXPIRE ON December 31, 1999. The aggregate principal amount and serial numbers of Notes as to which this Proxy is given are set forth below.


Aggregate Principal Amount of Notes    Certificate Number(s)
___________________________________    ______________________



_________________
*  Insert name of beneficial owner.


IF THE NOTES ARE OWNED BY TWO OR MORE PERSONS, EACH SHOULD SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, GUARDIANS, AND ATTORNEYS IN FACT SHOULD ADD THEIR TITLES. IF A SIGNER IS A CORPORATION, PLEASE GIVE FULL CORPORATE NAME AND HAVE A DULY AUTHORIZED OFFICER SIGN, STATING TITLE. IF A SIGNER IS A PARTNERSHIP OR TRUST, PLEASE SIGN IN PARTNERSHIP OR TRUST NAME BY A DULY AUTHORIZED PERSON.

                        Signature:     ____________________
                        Name:          ____________________
                        Title:         ____________________
                        Dated:         ____________________


                        Signature:     ____________________
                        Name:          ____________________
                        Title:         ____________________
                        Dated:         ____________________

                            Exhibit F

Payer's Name:  Cenargo International Plc

SUBSTITUTE

FORM W-9

Department of the Treasury

Internal Revenue

Part 1 - PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER ("TIN") IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW. For individuals, this is your social security number
(SSN). Resident aliens that do not have or are not eligible to receive a SSN may use your individual TIN. For other entities, this is your employer identification number (EIN). For sole proprietorships, either your SSN or EIN may be used.

Social security number

______________ or


________________
Employer
Identification
Number


Payer's Request for Taxpayer Identification Number (TIN) and
Certification

Part 2 - CERTIFICATION- UNDER THE PENALTIES OF PERJURY, I CERTIFY
THAT

(1) the number shown on this form is my correct TIN (or I am waiting for a number to be issued to me) and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.


Certification instructions--You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Signature__________________   Date_________________


PART 3


AWAITING TIN  \  \


NOTE:    FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN
BACKUP WITHHOLDING OF 31% OF ANY DISTRIBUTIONS PAYMENTS MADE TO YOU BY THE COMPANY. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

     GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                  NUMBER OF SUBSTITUTE FORM W-9

    GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER.--Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

For this type                                    Give the SOCIAL
 of account                                      SECURITY number of--

1.  An individuals account                       The individual

2.  Two or more individuals (joint account)      The actual owner of the account or, if
                                                 combined funds, any one of the
                                                 individuals(1)

3.  Husband and wife (joint account)             The actual owner of the account or, if
                                                 joint funds, either person(1)
4.  Custodian account of a minor (Uniform
    Gift to Minors Act)                          The minor(2)

5. Adult and minor (joint account)The adult or, if the minor is the only contributor, the minor(1)

6.  Account in the name of guardian or
    committee for a designated ward, minor,
    or incompetent person                        The ward, minor or incompetent person(3)

7.  (a) The usual revocable savings trust
    account (grantor is also trustee)            The grantor-trustee

    (b) So-called trust account that is not a
    legal or valid trust under State law         The actual owner(1)

8.  Sole proprietorship account                  The owner(4)

For this type                                    Give the EMPLOYER
of account:                                      IDENTIFICATION number of--

9.  A valid trust, estate, or pension trust      The legal entity (Do not furnish the
                                                 identifying number of the personal
                                                 representative or trustee unless the legal
                                                 entity itself is not designated in the
                                                 account title.(5)

10. Corporate account                            The corporation

11. Religious, charitable or educational
    organization account                         The organization

12. Partnership account held in the name of
    the business                                 The partnership

13. Association, club, or other tax-exempt
    organization                                 The organization

14. A broker or registered nominee               The broker or nominee

15. Account with the Department of
    Agriculture in the name of a public
    entity (such as a State or local
    government, school district, or prison)
    that received agricultural program
    payments                                     The public entity

______________________________________________________________________________
(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4) Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.

Note:    If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

    If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

    Payees specifically exempted from backup withholding on ALL payments include the following:

         --   A corporation.
         --   A financial institution.
         --   An organization exempt from tax under section
              501(a), or an individual retirement plan.
         --   The United States or any agency or instrumentality
              thereof.
         --   A State, the District of Columbia, a possession of
              the United States, or any subdivision or
              instrumentality thereof.
         --   A foreign government, a political subdivision of a
              foreign government, or any agency or
              instrumentality thereof.
         --   An international organization or any agency, or
              instrumentality thereof.
         --   A registered dealer in securities or commodities
              registered in the U.S. or a possession of the U.S.
         --   A real estate investment trust.
         --   A common trust fund operate by a bank under section
              584(a).
         --   An exempt charitable remainder trust, or a non-
              exempt trust described in section 4947(a)(1).
         --   An entity registered at all times under the
              Investment Company Act of 1940.
         --   A foreign central bank of issue.

    Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

         --   Payments to nonresident aliens subject to
              withholding under Section 1441.
         --   Payments to partnerships not engaged in a trade or
              business in the U.S. and which have at least one
              nonresidential partner.
         --   Payments of patronage dividends where the amount
              received is not paid in money.
         --   Payments made by certain foreign organizations.
         --   Payments made to a nominee.

         Payments of interest not generally subject to backup withholding include the following:

    --        Payments of interest on obligations issued by
              individuals.  Note:  You may be subject to backup
              withholding if the interest if $600 or more and is
              paid in the course of the payer's trade or business
              and you have not provided your correct taxpayer
              identification number to the payer.
    --        Payments of tax-exempt interest (including exempt-
              interest dividends under Section 852).
    --        Payments described in section 6049(b)(5) to non-
              resident aliens.
    --        Payments on tax-free covenant bonds under section
              1451.
    --        Payments made by certain foreign organizations.
    --        Payments made to a nominee.
              Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding.
              FILE THIS FORM WITH THE PAYER.  FURNISH YOUR
              TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON
              THE FACE OF THE FORM, AND RETURN IT TO THE PAYER.
              IF THE PAYMENTS ARE INTEREST, DIVIDENDS OR
              PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

    Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041(a), 6045 and 6050A.

    PRIVACY ACT NOTICE--Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Beginning January 1, 1994, payers must generally withhold 20% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) Penalty for Failure to Furnish Taxpayer Identification Number--If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Failure to Report Certain Dividend and Interest Payments--If you fail to include any portion of an includible payment for interest, dividends, or patronage dividends in gross income, such failure will be treated as being due to negligence and will be subject to a penalty of 5% on any portion of an underpayment attributable to that failure unless there is clear and convincing evidence to the contrary.

(3) Civil Penalty for False Information With Respect to Withholding--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(4) Criminal Penalty for Falsifying Information--Falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE
INTERNAL REVENUE SERVICE.

You must complete the following certificate if you checked the box in Part 3 of Substitute Form W-9

     CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

    I certify under penalties that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all reportable payments made to me will be withheld, but that such amounts will be refunded to me if I then provide a Taxpayer Identification Number within sixty (60) days.


_________________________________      ______________________
         Signature                          Date












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02442004.AA5